Filed Pursuant to Rule 424(b)(4)
Registration No. 333-193654

PROSPECTUS SUPPLEMENT

(to Prospectus dated January 29, 2014)

6,800,000 Shares

Voting Common Stock

The selling stockholder is selling 6,800,000 shares of our Voting Common Stock. We will not receive any proceeds from the sale of Voting Common Stock to be offered by the selling stockholder. Our Voting Common Stock is traded on the New York Stock Exchange under the symbol “MEG.” The last reported sale price of our Voting Common Stock on March 27, 2015 was $16.63 per share.

Investing in our Voting Common Stock involves risks. See “Risk Factors” beginning on page S-20.

	Per Share	Total
Initial price to public	$16.00	$108,800,000
Underwriting discount and commissions	$0.40	$2,720,000
Proceeds, before expenses, to the selling stockholder	$15.60	$106,080,000

The selling stockholder named herein has granted the underwriters a 30-day option to purchase up to an additional 1,020,000 shares of our Voting Common Stock at the initial public offering price less the underwriting discount.

None of the Securities and Exchange Commission, any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about April 7, 2015.

RBC CAPITAL MARKETS	EVERCORE ISI

Prospectus Supplement dated March 31, 2015.

Media General is One of the Nation's Largest Cross Screen Media Companies

Significant Scale & Diverse Footprint

71 stations, 48 markets
23% of U.S. HHs
46% of the U.S. Internet Audience

TV Station
Digital Business/ Sales Office
Tech Center
Corporate Office
Portland
San Francisco
Los Angeles
Rapid City
Sioux Falls
Colorado Springs
Albuquerque
Topeka
Wichita
Dallas
Austin
Honolulu
Green Bay
Grand Rapids
Detroit
Chicago
Lansing
Mason City
Davenport
Ft. Wayne
Lafayette
Indianapolis
Dayton
Youngstown
Columbus
Buffalo
Albany
Springfield
Providence
NYC
New Haven
Harrisburg
Richmond
Norfolk
Roanoke
Raleigh
Greenville
Knoxville
Nashville
Birmingham
Augusta
Charleston
Myrtle Beach
Jackson
Columbus
Savannah
Hattiesburg
Mobile
Lafayette
Tampa

Unique, Original Local and National Content for Every Screen

Hollywood TODAY
uncrate
BITESIZE TV
wotv4women

Largest & Most Diverse Digital Media Business

Top 15 comScore Video & Mobile Networks

lin digital
lin mobile
Digital Marketing
Mobile Marketing
Social Media
Performance Marketing
Content Marketing
Programming/ Distribution
hyfn
dedicated media
BITESIZETV
FEDERATED MEDIA

Content, Sales & Distribution At Its Core

Prospectus Supplement

Prospectus

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference in the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering. To the extent the information contained in this prospectus supplement differs from the information contained in the accompanying prospectus or any document incorporated by reference herein or therein, the information in this prospectus supplement shall control. You should read this prospectus supplement and the accompanying prospectus together with the information described below under the headings “Where You Can Find More Information” and “Incorporation by Reference.” Please see footnote 1 under “Summary — Summary Historical Consolidated Financial Information” and see “Summary — Summary Historical Consolidated Financial Information — Reconciliation of Adjusted Revenue and Adjusted EBITDA” included herein for an explanation of “Adjusted EBITDA,” “Broadcast Cash Flow,” and “Adjusted Revenue.”

In this prospectus supplement, all references to “Media General,” the “Company,” “we,” “us” and “our” refer to Media General, Inc., a Virginia corporation, and its consolidated subsidiaries unless the context requires otherwise. All references to Old Media General refer to Media General’s predecessor, now known as MGOC, Inc., prior to the completion of the LIN Merger as described in “Summary — Merger with LIN and the Related Transactions.” References to Legacy Media General refer to Old Media General prior to the Young Merger as described in “Summary — Merger with Young.”

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus concerning the television broadcast markets and our general expectations concerning these markets are based on information from independent analysts and publications, government reports and management estimates. We have derived management estimates from publicly available information released by third-party sources, as well as data from our internal research, and have based our estimates on such data and our knowledge of our industry and markets, which we believe to be reasonable. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein and cannot guarantee the accuracy or completeness of any such data or the related forecasts contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus. None of the independent industry publications referred to in this prospectus supplement or the accompanying prospectus was prepared on our or our affiliates’ behalf. Estimates of historical growth rates are not necessarily indicative of future growth rates.

You may rely on the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus we may authorize to be delivered to you. Neither we nor the selling stockholder or the underwriters have authorized anyone to provide information different from that contained in this prospectus supplement or the accompanying prospectus. When you make a decision about whether to invest in our Voting Common Stock, you should not rely upon any information other than the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus or any free writing prospectus we may authorize to be delivered to you. Neither the delivery of this prospectus supplement nor the sale of Voting Common Stock means that information contained in this prospectus supplement or the accompanying prospectus is correct after the date of this prospectus supplement. This prospectus supplement is not an offer to sell or the solicitation of an offer to buy these shares of Voting Common Stock in any circumstances under which the offer or solicitation is unlawful.

S-ii

SUMMARY

This summary highlights certain information appearing elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus and does not contain all of the information that may be important to you. You should carefully read this prospectus supplement, the accompanying prospectus and the information incorporated by reference herein in their entirety, including the section entitled “Risk Factors,” in this prospectus supplement, the accompanying prospectus and our Annual Report on Form 10-K for the year ended December 31, 2014 before you decide to invest. In addition, the prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein include forward–looking information that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.”

Overview

Media General is one of the U.S.’s largest cross-screen multimedia companies, providing top-rated news, information and entertainment in attractive markets across the U.S. We own, operate or service 71 network-affiliated broadcast television stations, and their associated digital media and mobile platforms, in 48 markets. Our stations reach approximately 23% of U.S. TV households, and we reach approximately 46% of the U.S. internet audience. Our primary network affiliations include CBS (22), NBC (14), ABC (12), Fox (8), CW (8) and MyNetwork TV (7) and we also operate a total of 17 digital channels with Fox, CW and MyNetwork TV. Fifty-one of the 71 stations are located in the top 100 designated market areas as grouped by Nielsen (“DMAs”), while 27 of the 71 stations are located in the top 50 markets.

We operate high quality television stations and rank #1 or #2 in revenue share in 38, or 79%, of our 48 markets. We also have one of the largest and most diverse digital media businesses in the U.S. television broadcasting industry, with a growing portfolio that includes LIN Digital, LIN Mobile, Federated Media, HYFN, Dedicated Media and BiteSizeTV. With unmatched local-to-national reach and integrated marketing solutions, Media General can be a one-stop-shop for agencies and brands that want to effectively and efficiently reach their target audiences across all screens. Media General first entered the local television business in 1955 when we launched WFLA in Tampa, Florida as an NBC affiliate.

Transformation of Media General

Media General entered 2013 as a newly minted pure-play broadcaster, following a rapid transformation of the company, which included the sale of its newspapers and the sale or exit of certain advertising services businesses and a broadcast equipment company. On November 12, 2013, Media General and New Young Broadcasting Holding Co., Inc. (“Young”) were combined in an all-stock, tax-free merger transaction (the “Young Merger”) uniting Media General’s 18 stations and Young’s 13 stations into a 31-station group following completion of the Young Merger.

On December 19, 2014, we completed our merger with LIN Media LLC (“LIN”) in a cash-stock transaction (the “LIN Merger”) for total consideration of $2.5 billion pursuant to the Agreement and Plan of Merger executed on March 21, 2014, as amended on August 20, 2014 following the announcement of the WISH-TV affiliation change, one of LIN’s television stations in Indianapolis, IN (the “Affiliation Change”). Concurrently with the transaction, the Company also completed divestitures of certain Media General and LIN television stations in five markets to comply with the ownership limits of the Federal Communications Commission (the “FCC”) and acquisitions of four stations from Sinclair Broadcast Group, Inc. (“Sinclair”) (collectively, the “Related Transactions”). The completion of the LIN Merger, after taking into account the Related Transactions, created the second largest pure-play television broadcasting company in the United States based on 2013/2014 average Adjusted EBITDA, the fourth largest television broadcasting company based on number of stations and the fourth largest television broadcasting company based on percentage of U.S. TV households reach. In addition, the combined digital business has become one of the largest and most diversified in the television broadcasting industry.

If the Young Merger, the LIN Merger, the Related Transactions, the Affiliation Change, and other digital acquisitions (net of discontinued operations) had occurred on January 1, 2013, Media General’s average annual 2013/2014 Adjusted Revenue and Adjusted EBITDA (after giving effect to anticipated annual operating synergies of approximately $100 million from such acquisitions) over the two-year period would have been approximately $1.2 billion and $447 million, respectively. For a reconciliation of these measures to the most comparable GAAP measure, please see “Summary — Summary Historical Consolidated Financial Information — Reconciliation of Adjusted Revenue and Adjusted EBITDA.”

Our Business

We are one of the U.S.’s largest cross-screen multimedia companies. We broadcast free over-the-air programming to television viewers and are focused on providing high-quality local content in attractive markets across the country. Our local programming strategy is to deliver compelling local content and to build strong franchises within each of the local communities in which we operate. We have added newscasts at new, non-traditional times in many markets, starting as early as 4:30 a.m. in some markets, and we have also added evening newscasts in several markets starting at non-traditional times such as 7:00 p.m. and 10:00 p.m. Additionally, we have launched local lifestyle and variety shows aimed at specific consumer interests in a number of our markets. This community focused local content attracts new viewers and advertisers, while reducing syndicated programming costs for the dayparts in which the program has been added.

Our primary sources of revenue are the sale of advertising time on our television stations and revenue derived from cable and satellite retransmission of our broadcast programming. Advertising rates are influenced by a variety of factors including demand, the size of a station’s market, the station’s overall rating and economic conditions. Increased consumer advertising in the spring and for the holiday season generates higher advertising revenue in the second and fourth quarters of each year. Adjusted for the Young Merger, the LIN Merger, the Related Transactions and the Affiliation Change, broadcast advertising revenue represented approximately 64%, 66% and 74% of our net operating revenues for the years ended December 31, 2014, 2013 and 2012, respectively.

Broadcast advertising revenue is generally higher in even-numbered years, due to political election spending and advertising revenue generated from the Olympic Games on the Company’s NBC stations. Political advertising is a growing stream of revenue, especially with the formation of Super Political Action Committees (“Super PACs”). We generated strong political revenue for a non-Presidential election year in 2014, and believe we are well positioned to generate record 2016 political revenue with attractive opportunities in our markets. We own and operate stations in nine battleground states and twelve state capitals, including Albany, NY; Austin, TX; Columbus, OH; Honolulu, HI; Indianapolis, IN; Jackson, MS; Lansing, MI; Nashville, TN; Providence, RI; Raleigh, NC; Richmond, VA; and Topeka, KS. Adjusted for the Young Merger, the LIN Merger, the Related Transactions and the Affiliation Change, political advertising revenue represented approximately 8%, 1% and 14% of our net operating revenues for the years ended December 31, 2014, 2013 and 2012, respectively.

Retransmission revenue is derived from our retransmission consent agreements with multichannel video programming distributors (“MVPDs”) in our markets. The MVPDs are cable companies, satellite television and telecommunications video providers. The retransmission revenue primarily represents payments received on a per subscriber basis from the MVPDs for retransmitting our television stations’

programming. Retransmission is a meaningful and growing source of revenue for us. Adjusted for the Young Merger, the LIN Merger, the Related Transactions and the Affiliation Change, retransmission consent revenue represented approximately 21%, 19% and 12% of our net operating revenues for the years ended December 31, 2014, 2013 and 2012, respectively.

In an order released on March 31, 2014, effective on June 18, 2014, the FCC amended its rules governing “good faith” retransmission consent negotiations to provide that it is a violation of the statutory duty to negotiate in good faith for a television broadcast station that is ranked among the top-four stations in a market (as measured by audience share in a Nielsen DMA) to negotiate retransmission consent jointly with another top-four station in the same market if the stations are not commonly owned. Under the new rules, top-four stations may not (1) delegate authority to negotiate or approve a retransmission consent agreement either (a) to another non-commonly owned top-four station located in the same DMA or (b) to a third party that negotiates on behalf of another top-four television station in the same DMA or (2) facilitate or agree to facilitate coordinated negotiation of retransmission consent terms between or among multiple top-four stations in the same DMA, including through the sharing of information. Retransmission consent agreements jointly negotiated prior to the effective date of the new rules will remain enforceable until the end of their terms, but contractual provisions for separately owned top-four stations to consult or jointly negotiate retransmission agreements are no longer enforceable. On December 4, 2014, the U.S. Congress (“Congress”) enacted the STELA Reauthorization Act of 2014, which, among other things, directed the FCC to extend the prohibition on joint negotiation of retransmission consent negotiations to apply to all non-commonly owned stations in each DMA. On February 18, 2015, the FCC released an order implementing Congress’s instructions, prohibiting joint retransmission consent negotiations by two or more non-commonly owned stations in the same DMA. On February 3, 2015, the FCC’s order was published in the Federal Register, and the more extensive restriction on joint negotiations is effective on April 2, 2015. The new rule may preclude us from being involved in retransmission consent negotiations on behalf of the third parties in those markets in which we have sharing arrangements with third-party licensees. We cannot predict what effect, if any, these new rules may have on the results of future negotiations for retransmission consent agreements.

As part of the LIN Merger, we have an innovative digital media portfolio that helps agencies and brands effectively and efficiently reach their target audiences. We believe we have the largest and most diverse digital media business in the U.S. television broadcasting industry, reaching 105 million monthly unique visitors in the U.S. and 46% of the U.S. internet audience. The digital media businesses use the latest in conversational marketing, video, display, mobile, social intelligence and monetization, as well as reporting across all screens. Our industry-leading digital portfolio is comprised of six digital offerings:

•	LIN Digital: provides premium display and premium video advertising on its advertising network.

•	LIN Mobile: provides premium mobile advertising, including proprietary software to optimize audience reach.

•	Federated Media: provides premium display and video advertising on a network of influential website publishers, including popular lifestyle bloggers.

•	Dedicated Media: provides performance-based marketing, data targeting and analytics and helps clients optimize digital marketing campaigns.

•	HYFN: full service digital agency that develops and implements mobile, social and web experiences for some of the world’s largest brands.

•	BiteSize TV: video content creator and our newest investment.

Together with our television station websites, the digital businesses described above provide an ecosystem that drives scale, synergies and opportunities to further expand our national, regional and local sales channels. Digital advertising revenue is recognized when the advertisement is displayed on our websites and mobile applications, or the websites and mobile applications of the publishers and partners in our advertising network. Adjusted for the Young Merger, the LIN Merger, the Related Transactions and the Affiliation Change, digital revenue represented approximately 12%, 12% and 10% of our net operating revenues for the years ended December 31, 2014, 2013 and 2012, respectively.

All of our full-power stations are broadcasting a digital signal and are operating with full post-digital transmission facilities. As a result of the adoption of a digital mobile standard, television broadcast stations can provide mobile digital television, in addition to traditional free, over-the-air programming that is now delivered in standard or high definition. We believe mobile television can increase viewership and generate additional revenues.

Additionally, we have an opportunity to continue unlocking value from our spectrum through mobile television and other innovative technologies. We currently have 64 Ultra High Frequency (“UHF”) stations and have identified numerous opportunistic strategies to realize spectrum value.

In all of our markets, we compete for broadcast viewers and digital users on the basis of content. Competition for audience is based mainly on program popularity. As most of our stations receive a substantial portion of their daily programming from the network, the stations depend on the performance of the network to attract viewers. The stations compete with other local broadcast stations for non-network programming, specifically exclusive access to first-run programming and off-network reruns. In all of our markets, we compete with other broadcast stations, cable television operators and networks and satellite systems for advertisers on the basis of ratings, quality of service and price. We also compete for advertisers with newspapers, both published nationally and in nearby cities and towns, magazines, local news websites and websites offering programming, mobile delivery devices, and with virtually all other promotional media.

Industry Trends

Strong industry trends — Television reaches nearly 90% of adults in the United States (age 18 and older) during the average day, according to the Television Bureau of Advertising, Inc. (“TVB”). Despite the presence of a variety of entertainment alternatives in the home, local television remains the preferred choice for viewing video across all age groups and proves to be one of the most effective advertising channels. Broadcast stations continue to maintain strong viewership, driven by strong branded local TV stations, which are the preferred and trusted source for local news and political information.

Continued diversification of broadcast television revenue — Over the past several years, broadcasters have transformed the broadcast television revenue landscape from being primarily focused on local and national advertising to other fast-growing revenue streams, including retransmission consent fees and digital revenues. The growth in retransmission revenue and emphasis on digital media initiatives continues to decrease dependence on traditional spot advertising revenue, which represented 89% of U.S. television revenue in 2010 and 77% of U.S. television revenue in 2014, and is projected by SNL Kagan to represent 69% of U.S. television revenue in 2018. Broadcasters continue to see upside in the retransmission and digital revenue streams. The following charts show broadcast television revenue by advertising revenue, online revenue and gross retransmission revenue for 2010 and 2014 and projections for 2018:

Continued growth in retransmission consent fees — Retransmission revenue has increased significantly over the past few years and is expected to continue to grow. According to SNL Kagan, in 2014 retransmission fees paid to U.S. TV station owners are projected to have totaled $4.9 billion, compared to only $215 million in 2006. By 2020, retransmission revenue is projected to reach $9.3 billion, representing a Compound Annual Growth Rate (“CAGR”) of 14.4% from 2013. Retransmission revenue is based on contractual agreements with MVPDs and are a high-margin revenue stream, even as local broadcasters share these revenues with the broadcast networks as compensation for the programming they provide. However, we cannot predict what effect, if any, the FCC rules which became effective on June 18, 2014, or the additional restrictions effective April 2, 2015, may have on the results of future negotiations for retransmission consent agreements. The following chart shows gross retransmission revenue from 2006 through 2013 and projections for 2014 through 2020:

Record level of political advertising spending — Local broadcast television stations provide a highly effective means for reaching potential voters. As such, TV station owners have experienced significant growth in political advertising revenue. This growth is primarily driven by growth in U.S. Presidential election advertising spend as well as expenditures on U.S. Senate and local elections and key ballot initiatives. Total political advertising spending in the U.S. reached record levels in 2012 and 2014 of approximately $3.1 billion and $3.7 billion, respectively. Total political advertising spending in the U.S. is estimated to be greater than $4.0 billion in 2016. The following chart shows total political advertising spending from 2010 through 2014 and an estimate for 2016:

Source: Kantar Media, Media Post, The Hill

Increased momentum in automotive advertising — Television continues to be a critical medium for automotive advertising, which represents a key advertising category for TV station owners. Over the past several years, the U.S. television broadcasting industry has experienced a strong rebound in automotive advertising, compared to 2009, with an estimated $3.2 billion spent in 2013, according to TVB. Industry analysts project this positive trend will continue as the seasonally adjusted annual rate of U.S. light vehicle sales is expected to reach approximately 17 million automobiles by year-end 2015.

Rapidly growing online advertising revenue — The U.S. television broadcasting industry views digital advertising as another attractive growth opportunity, given increased web and mobile traffic. Television and digital coexist as dominant advertising platforms and represent the highest consumed media by average time spent by U.S. adults according to eMarketer. Through websites, mobile applications and social media platforms, TV station owners continue to successfully leverage their powerful local media brands to tap the fast growing digital advertising spend category. Spending on digital advertising in the U.S. is expected to reach $82.3 billion in 2018, a 13% CAGR from 2014, outpacing U.S. total media advertising CAGR of 5%, according to eMarketer.

Operating Strategy

We believe that our continued success is based on the following key operating strategies:

Leading and diversified marquee television station portfolio — With 71 stations in 48 markets reaching approximately 23% of U.S. television households, we are one of the largest publicly traded pure-play TV broadcasting companies in the U.S. Our station portfolio is well-balanced with 22 CBS affiliates, 14 NBC affiliates, 12 ABC affiliates, 8 FOX affiliates, 8 CW affiliates and 7 MyNetwork affiliates and a total of 17 digital channels with Fox, CW and MyNetwork TV. From a geographic standpoint, our diverse footprint includes markets throughout the Southeast, Midwest, Northeast and West. With strong local news franchises, we command leading market positions for the majority of our stations. We rank #1 or #2 in revenue share in 38, or 79%, of our 48 markets, and no single market operates more than 5% of total broadcast cash flow (as adjusted for the LIN Merger, the Young Merger, the Related Transactions and the Affiliation Change).

Focus on industry leading local news — The production and broadcasting of excellent local news that focuses on the issues and interests of the particular community being served is one of the most important ways a station can expand its viewership. Local news programming provides advertisers with access to target customers. Our investigative reporting differentiates its local news from its competition in many markets, and the company provides newscasts at non-traditional times in a number of its markets. We have 32 stations ranked #1 or #2 in local news in their respective markets and on average, each station currently generates an average of 30 hours of local news per week.

Original local programming — In addition to local news, we produce local lifestyle programs that offer viewers unique content about their communities. These programs offer advertisers long-form messaging and product placement opportunities as well as traditional advertising spots. Currently, we produce 20 local lifestyle shows in 18 markets with 80 hours of programming per week. These local lifestyle programs increase the profitability of the daypart by replacing more expensive syndicated programming. Decisions to run local programming versus syndicated programming also consider the profitability and popularity of a long-running syndicated program.

Strong local franchises — Our business is serving the local communities in the markets in which we operate with highly valued news, information and entertainment. We are focused on growing our strong local brands by targeting our local news and local lifestyle programming offerings to attract viewership, to meet the needs of the communities we serve and to meet the needs of our advertising customers. We consider our highly rated newscasts to be the cornerstones of our local content delivery.

Well-positioned to grow share of political advertising spend — Our platform is very well-positioned to capitalize on the growth in political advertising spending with leading stations in nine battleground states in the U.S., including New Mexico, Colorado, Wisconsin, Ohio, Iowa and Florida, among others. Our award-winning local newscasts attract both national and local political advertising dollars. Our political net revenue was $168 million in 2012 and $111 million in 2014, in each case, as adjusted to give effect to the Young Merger, the LIN Merger, the Related Transactions and the Affiliation Change as if they had occurred at the beginning of the relevant periods.

Continued growth of high margin contracted retransmission consent fees — We continue to see growth in retransmission consent revenue and see significant upside from our top rated local stations, strong local news presence and Big Four TV network affiliations (ABC, CBS, Fox and NBC), which provide our viewers with additional popular programming. With our marquee station portfolio, we believe we can offer more value to achieve favorable agreements with MVPDs and other partners. Given that retransmission consent fees are a high margin revenue source, even with increased network programming expense, projected growth in net retransmission consent fees is expected to lay the groundwork for continued growth in our long-term operating margins. However, for those non-owned stations with which we have local marketing in two markets, joint sales and shared services agreements in six markets and a shared services agreement in one market, we cannot predict what effect, if any, the FCC rules which became effective on June 18, 2014 or the additional restrictions effective April 2, 2015 may have on the results of future negotiations for retransmission consent agreements.

One of the largest and most diversified digital platforms well-positioned for growth — We believe we have the largest and most diverse digital media business in the television broadcasting industry, reaching 105 million monthly unique visitors in the U.S. and 46% of the U.S. internet audience. Our digital content management system efficiently delivers our local content as a single workflow from our newsrooms to websites and mobile devices. Our entire sales force has been trained to sell digital inventory, and we also deploy account executives who are exclusively focused on the digital sales effort. We provide a single point of contact for advertisers, connecting broadcast and digital, and provide them with premium, integrated sales and solutions. Our digital media businesses use the latest in conversational marketing, video, display, mobile, social intelligence and monetization, as well as reporting across all screens. The Media General digital portfolio includes LIN Digital, LIN Mobile, Dedicated Media, HYFN, Federated Media and Bitesize TV. The platform focuses on local digital platforms as well as on the needs of advertisers across the entire online, mobile and social media space, and is well-poised to capture meaningful revenue and profit opportunity as the company rolls out its existing product suite across a larger footprint and digital platform. Adjusted for the Young Merger, the LIN Merger, the Related Transactions and the Affiliation Change, we would have generated $164 million of digital revenues in the year ended December 31, 2014.

Potential value and growth from spectrum monetization — We have a wide range of opportunities to further optimize spectrum and unlock additional value. With the increased scale from the mergers, we have capacity to add approximately 90 additional multicast streams across our footprint to capitalize on over-the-air distribution. As the FCC continues to push towards a 2016 spectrum auction event, we may opportunistically participate in the auction, which is expected to have minimal impact on our operations. In addition, as next-generation broadcast standard emerges, we will also be enabled to participate in additional growth and revenue streams from mobile television and other next generation technologies.

Significant merger synergies and robust free cash flow generation — We achieved significant operating synergies from our merger with Young that have exceeded our initial expectations. Operating synergies resulting from the Young Merger are estimated at approximately $30 million. The operating synergies were principally the result of the elimination of corporate expenses, improved retransmission consent fee revenue and other cost savings opportunities. Moreover, the LIN Merger is expected to generate approximately $70 million of annual run-rate synergies by the end of 2017 (with approximately 50% expected to be in place by the end of 2015) including, among others, corporate overhead savings, improved retransmission revenues, digital revenues and savings and other savings in programming and shared services. Due to our increased scale, strong management team, operating synergies from the Young Merger and the LIN Merger, as well as our $635 million NOL balance, we expect to drive significant free cash flow generation.

We may also, from time to time, depending on our debt leverage levels and other factors, opportunistically seek to acquire additional stations in transactions which are accretive to our business. For instance, we would look to acquire a station in complementary markets and in existing markets, which would create an in-market duopoly compliant with FCC parameters. We believe additional acquisitions and duopolies are extremely valuable as they generally provide opportunities to rationalize costs that typically result in higher cash flow margins and increased free cash flow conversion. With our U.S. TV household reach of approximately 23%, we have substantial capacity under the 39% FCC cap to make additional acquisitions. In addition, we operate or service stations in six of our 48 markets through joint sales and shared services arrangements with third-party licensees, in two of our 48 markets through local marketing arrangements with third-party licencees and in one of our 48 markets through a shared services agreement with a third-party licensee. After giving effect to the Young Merger, the LIN Merger, the Related Transactions and the Affiliation Change and other digital acquisitions, our 2014 net revenue from such arrangements would have been approximately 4%. The FCC’s recent adoption of an order changing the regulatory treatment of joint sales agreements, however, requires that we reform or terminate our existing joint sales arrangements (“JSAs”) by the end of the two-year grace period, subsequently extended by Congress to December 19, 2016, and that we limit the percentage of the weekly advertising inventory of a third-party station that we can sell under future such arrangements in those local television markets in which we already own the maximum number of television stations. The change will effectively ban JSAs involving advertising sales in excess of 15% of weekly advertising inventory between two stations in the same market unless the station selling the advertising time could own the other station under the FCC’s duopoly limitations or can obtain a waiver of the rule. Stations with JSAs that would put them in violation of the new rules will have a grace period, subsequently extended by Congress until December 19, 2016, to amend or terminate those arrangements or to obtain a waiver, but the FCC has not stated how it will treat newly attributable JSAs in pending transactions. The new limitations on JSAs are likely to make these arrangements less attractive going forward.

Merger with Young

On June 6, 2013, Legacy Media General and Young announced a definitive agreement to combine the two companies in an all-stock merger transaction. On November 12, 2013, the transaction was completed. At the time of the Young Merger, Young operated, or provided services to, 13 television stations in 11 geographically diverse markets across the United States, reaching approximately 6% of U.S. television households.

The merger with Young resulted in significant benefits for Media General, including:

•	a strong balance sheet and enhanced credit profile;

•	accretion to earnings in the first year following the merger with significant free cash flow;

•	attractive combination financing and operating synergies of approximately $66 million;

•	a strong TV station group with increased scale and attractive diversification across TV networks and geographic locations;

•	more favorable relationships with vendors and other partners (TV broadcast networks, syndicated content distributors and MVPDs);

•	attractive positioning to grow the TV portfolio by executing accretive acquisitions, including those designed to create in-market duopolies; and

•	the addition of two Young Broadcasting executives into our management team, accelerating the capture of operating synergies as well as the sharing of best practices across the entire station portfolio.

Merger with LIN and Related Transactions

On March 21, 2014, Old Media General announced a combination with LIN in a cash-stock transaction. The LIN Merger created the second largest pure-play television broadcasting company in the United States based on 2013/2014 average Adjusted EBITDA, the third largest based on number of stations and the fourth largest based on percentage of U.S. TV households reach. On August 20, 2014, Old Media General and LIN announced an amendment to the LIN Merger Agreement following the announcement of the WISH-TV Affiliation Change.

The LIN Merger was completed on December 19, 2014, pursuant to which Old Media General shareholders received one share of Media General for each share of Old Media General that they owned upon closing, and LIN shareholders received for each LIN share, at their election, $25.97 in cash or 1.4714 shares of Media General, subject to proration. An aggregate of $763 million in cash and an aggregate of 41.2 million shares of Media General common stock were issued to LIN shareholders in the LIN Merger. Immediately after closing, Old Media General shareholders owned approximately 67% and LIN’s shareholders owned approximately 33% of the fully diluted shares of Media General.

We expect that the merger with LIN will deliver substantial value to shareholders, customers and employees by creating significant strategic and financial benefits, including:

•	ownership of marquee TV stations in attractive markets;

•	industry-leading news and digital operations;

•	strong asset diversification across broadcast networks and geographic footprint;

•	approximately $70 million of annual run-rate synergies expected within three years after closing (with a run rate of approximately 50% expected to be realized within the first year after the closing);

•	strong balance sheet, significant free cash flow, and an immediately accretive transaction; and

•	the opportunity to continue growing and expanding the company.

The WHTM Acquisition and Other Station Acquisitions & Divestitures

Following the announcement of the LIN Merger, Old Media General and LIN entered into several agreements to acquire, swap or divest stations in their overlap markets in effort to comply with regulatory rules and obtain approval for the business combination. The station sales and swaps were structured so as to maximize company scale post-merger and reduce tax leakage.

On June 19, 2014, Old Media General entered into the WHTM Purchase Agreement with Sinclair to purchase WHTM-TV, an ABC affiliate in Harrisburg, Pennsylvania formerly owned by Allbritton Communications Company (“Allbritton”) for $83.4 million in cash. We raised $75 million of incremental term loans to fund the transaction and completed the acquisition on September 2, 2014.

Concurrently with the completion of the LIN Merger, Media General and LIN completed the sale of six stations and certain assets of a seventh station across their five overlap markets. These transactions included:

•	Providence, RI: Sinclair’s acquisition of Media General’s NBC affiliate, WJAR-TV, for $120.0 million;

•	Green Bay, WI: Sinclair’s acquisition of LIN’s FOX and CW affiliates, WLUK-TV and WCWF-TV, respectively, for $70.0 million in the aggregate;

•	Savannah, GA: Sinclair’s acquisition from LIN of certain assets of its FOX affiliate, WTGS-TV, for $17.5 million, and Hearst Television Inc. (“Hearst”) acquired LIN’s ABC affiliate, WJCL-TV, for $4.5 million;

•	Birmingham, AL: Hearst acquired Media General’s NBC affiliate, WVTM-TV, for $58.0 million; and

•	Mobile, AL: Meredith Corporation (“Meredith”) acquired LIN’s FOX affiliate, WALA-TV, for $86.0 million.

The Company also completed the acquisition of three stations from Sinclair, in addition to WHTM. These included:

•	Tampa, FL: Sinclair’s MyNetwork affiliate, WTTA-TV, for $40.0 million; and

•	Colorado Springs, CO: Sinclair’s FOX and CW affiliates, KXRM-TV and KXTU-LD, respectively, for $53.1 million.

Gross proceeds for all stations divested were approximately $357 million. The aggregate purchase price for the stations acquired, including WHTM-TV, was approximately $176 million.

Our Relationship with Shield Media, Vaughan and Other Affiliated Entities

We are able to provide local communities with enhanced content while realizing operational efficiencies through FCC-permitted owned duopolies, JSAs, local marketing agreements (“LMAs”) and/or shared services agreements (“SSAs”). One such example is with Shield Media LLC (and its subsidiary WXXA-TV LLC) and Shield Media Lansing LLC (and its subsidiary WLAJ-TV LLC) (collectively, “Shield Media”). The FCC’s recent adoption of an order changing the regulatory treatment of joint sales agreements, however, will require that, unless a waiver is obtained, we reform or terminate our existing JSAs by the end of the two-year grace period, subsequently extended by Congress to December 19, 2016, and that we limit the percentage of the weekly advertising inventory of a third-party station that we can sell under future such arrangements in those local television markets in which we already own the maximum number of television stations. The change will effectively ban JSAs involving advertising sales in excess of 15% of weekly advertising inventory between two stations in the same market unless the station selling the advertising time could own the other station under the FCC’s duopoly limitations or can obtain a waiver of the rule. The FCC has not stated how it will treat newly attributable JSAs in pending transactions. Current FCC rules do not permit us to acquire those television broadcast stations owned by third parties with which we have JSA arrangements covering more than 15% of weekly advertising.

Shield Media has JSAs and SSAs in place with Media General. Under these agreements, we provide a variety of operational services for WXXA-TV in Albany, NY and WLAJ-TV in Lansing, MI (the “Shield Stations”) including: the sale of advertising time, marketing and promotion, news production, assistance with monitoring, maintenance, repair and replacement of the licensee’s technical equipment and facilities, providing traffic, accounting, bookkeeping and related administrative functions, access to the Company’s local towers, equipment, and facilities and the maintenance and operation of websites for the Shield Stations. In both the Albany and Lansing markets, we own and operate another station. The agreements provide our local stations, along with the Shield Stations, the ability to achieve operational efficiencies and economies of scale which improve cash flow. At the same time, these arrangements enable such stations to provide their local communities with more content and more community engagement than they otherwise could on a standalone basis. We continue to evaluate additional opportunities with Shield Media in an effort to enhance our platform and achieve operational efficiencies.

Media General has a JSA and an SSA with WBDT Television, LLC for WBDT-TV in the Dayton, OH market and with WAGT Television, Inc. for WAGT-TV in the Augusta, GA market. Media General also has JSAs and SSAs with affiliates of Vaughan Acquisition LLC for WYTV-DT in the Youngstown, OH market and KTKA-TV in the Topeka, KS market. In addition, Media General has an SSA with KASY-TV Licensee, LLC for KWBQ-TV, and KASY-TV in the Albuquerque-Santa Fe NM market. Under these agreements, Media General provides administrative services to these stations, has an obligation to reimburse certain of the stations’ expenses, and is compensated through a performance-based fee structure that provides Media General the benefit of certain returns from the operation of these stations.

Media General also has grandfathered LMAs (LMAs entered into prior to November 5, 1996) with 54 Broadcasting Inc. for KNVA-TV in Austin, TX and with TVL Broadcasting Inc. for WNAC-TV in Providence, RI. Under these agreements, Media General provides programming and sells advertising on each of the stations, subject to the oversight and control of the licensees of the two brokered stations.

Recent Developments

On March 23, 2015, Media General announced that its Board of Directors had approved a share repurchase program which authorized the Company to purchase up to $120,000,000 of its outstanding shares of common stock. The repurchase program will expire on December 31, 2015, unless extended.

Media General, Inc., which traces its history to 1850 when the company began operations in Richmond, Virginia, was incorporated in Virginia and became a public company in 1969. Media General’s shares of Voting Common Stock trade on the New York Stock Exchange under the symbol “MEG.” Media General’s website can be located at www.mediageneral.com. Information included on the website is not incorporated by reference in this prospectus supplement or the accompanying prospectus.

The Offering

Shares of Voting Common Stock to be offered by the selling stockholder	6,800,000 shares of Voting Common Stock.

Option to purchase shares of Voting Common Stock from the selling stockholder	The selling stockholder named herein have granted the underwriters an option to purchase up to an additional 1,020,000 shares of Voting Common Stock at the public offering price less the underwriting discounts and commissions, which option may be exercised at any time in whole, or from time to time in part, on or before the 30th day following the date of this prospectus supplement.

Shares of Voting Common Stock to be outstanding after this offering (regardless of whether the underwriters exercise their option to purchase additional shares)	130,293,081 shares of Voting Common Stock.

Use of proceeds	We will not receive any proceeds from the sale of any shares of our Voting Common Stock offered by the selling stockholder.

Dividend policy	We do not intend to pay cash dividends on our common stock for at least so long as we are restricted from doing so under our debt instruments. Our debt instruments contain limitations on the payment of dividends. In addition, applicable state law may impose requirements that may impede our ability to pay dividends on our common stock.

New York Stock Exchange trading symbol	“MEG.”

Risk Factors	See “Risk Factors” beginning on page S-20 of this prospectus supplement and in our Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated by reference herein, before investing in shares of our Voting Common Stock.

The total number of shares of Voting Common Stock to be outstanding following the offering is based on the total number of shares of Voting Common Stock outstanding as of March 27, 2015 and does not include any shares which may be issued upon the exercise of stock options. As of March 27, 2015 no shares of our Non-voting Common Stock were outstanding.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth our summary historical consolidated financial information for the years ended and as of December 31, 2014, 2013 and 2012. On December 19, 2014, Old Media General and LIN were combined in a stock and cash business combination transaction under a new parent public-reporting company. The new parent company has retained the Media General name. Consequently, the consolidated financial statements of Media General, the legal acquirer and a continuing public corporation in the transaction, include LIN’s operating results for the period from the acquisition date to December 31, 2014. On November 12, 2013, Legacy Media General and Young were combined in an all stock, tax free merger. Although we were the legal acquirer in the Young Merger, the transaction was accounted for as a reverse merger whereby Young was deemed to have acquired Legacy Media General for accounting purposes only. Consequently, the consolidated financial statements of Old Media General, the legal acquirer and a continuing public corporation following the transaction, have been prepared on the basis of Young as the surviving entity but named Media General, Inc. (now known as MGOC, Inc.). Accordingly, prior period financial information presented for the Company in the consolidated financial statements reflect the historical activity of Young for all periods through the date of consummation of the Young Merger. The financial statement data for the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013 are derived from our audited financial statements that are included in our Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated by reference in this prospectus supplement. The income statement for the year ended December 31, 2014 reflects the results of Old Media General from January 1, 2014 to December 18, 2014, and the results of Media General, the combined company resulting from the LIN Merger, from December 19, 2014, the closing date of the LIN Merger, through December 31, 2014. The income statement for the year ended December 31, 2013 reflects the results of Young from January 1, 2013 to November 11, 2013, and the results of Old Media General, the combined company resulting from the Young Merger, from November 12, 2013, the closing date of the Young Merger, through December 31, 2013.

	For the year ended and as of December 31,
	2014	2013	2012
	(Dollars in thousands, except per share data or as otherwise indicated)
Income Statement Data:
Net operating revenue	$674,963	$269,912	$228,183
Operating costs:
Operating expenses, excluding depreciation expense	221,914	95,214	68,899
Selling, general and administrative expenses	171,454	71,243	55,000
Amortization of program license rights	21,630	11,362	9,022
Corporate and other expenses	33,007	19,016	23,531
Depreciation and amortization	66,557	25,772	16,179
(Gain) loss related to property and equipment, net	(8,935)	399	59
Merger-related and restructuring expenses	54,202	13,079	—

Total operating costs	559,859	236,085	172,690

Operating income	115,104	33,827	55,493
Other (expense) income:
Interest expense	(45,704)	(12,687)	(7,830)
Debt modification and extinguishment costs	(3,513)	(4,509)	—
Gain on sale of stations	42,957	—	—
Other, net	129	48	8,680

Total (expense) income	(6,131)	(17,148)	850

	For the year ended and as of December 31,
	2014	2013	2012
	(Dollars in thousands, except per share data or as otherwise indicated)
Income before income taxes	108,973	16,679	56,343
Income tax expense	(52,453)	(12,325)	(20,380)

Net income	$56,520	$4,354	$35,963

Net income (loss) attributable to noncontrolling interests (included above)	3,014	(1,786)	42

Net income attributable to Media General	$53,506	$6,140	$35,921

Other comprehensive income (loss), net of tax:
Change in unrecognized amounts included in pension and postretirement obligations net of tax of $24,067 in 2014, $3,908 in 2013 and $318 in 2012	(42,113)	6,655	(500)

Total comprehensive income	$14,407	$11,009	$35,463

Total comprehensive income attributable to Media General	$11,393	$12,796	$35,421

Earnings per common share (basic and diluted):
Earnings per common share (basic)	$0.59	$0.11	$0.82

Earnings per common share (assuming dilution)	$0.58	$0.10	$0.53

Balance Sheet Data:
Cash and cash equivalents	$43,920	$71,618	$24,244
Total assets	4,742,774	1,921,368	483,197
Long-term debt	2,400,162	905,783	153,198
Total stockholders’ equity	1,499,148	736,981	286,991
Other Financial Data:
Adjusted EBITDA(1)	$228,114	$76,917

Broadcast Cash Flow(1)	$259,720	$91,847

(1)	Media General provides the non-GAAP financial metrics of Adjusted EBITDA and Broadcast Cash Flow. We believe these metrics are alternative measures used in peer comparisons and by lenders, investors, financial analysts and rating agencies to evaluate a company’s ability to service its debt requirements and to estimate the value of the company. A reconciliation of these metrics to amounts on the GAAP financial statements is included in the tables below:

Reconciliation of Adjusted EBITDA to Net Income

	For the year ended December 31,
	2014	2013
	(Unaudited, in thousands)
Net income	$56,520	$4,354
Interest expense	45,704	12,687
Debt modification and extinguishment costs	3,513	4,509
Gain on sale of stations	(42,957)	—
Depreciation and amortization	66,557	25,772
Income tax expense	52,453	12,325
(Gain) loss related to property and equipment, net	(8,935)	399
Non-cash share-based compensation	1,057	5,561
Merger-related and restructuring expenses	54,202	13,079
Reversal of Gray liabilities	—	(1,769)

Adjusted EBITDA	$228,114	$76,917

Reconciliation of Broadcast Cash Flow to Net Income

	For the year ended December 31,
	2014	2013
	(Unaudited, in thousands)
Net income	$56,520	$4,354
Add:
Interest expense	45,704	12,687
Debt modification and extinguishment costs	3,513	4,509
Gain on sale of stations	(42,957)	—
Corporate and other expenses	33,007	19,016
Depreciation and amortization	66,557	25,772
Income tax expense	52,453	12,325
(Gain) loss related to property and equipment, net	(8,935)	399
Program license rights, net	(215)	(246)
Merger-related and restructuring expenses	54,202	13,079
Other, net	(129)	(48)

Broadcast Cash Flow	$259,720	$91,847

Net operating revenue	674,963	269,912
Broadcast Cash Flow margin	38%	34%

Reconciliation of Adjusted Revenue and Adjusted EBITDA

The following supplemental data includes the non-GAAP financial measures Adjusted EBITDA (after giving effect to the anticipated operating synergies from the acquisitions) and Adjusted Revenue, in each case adjusted to give effect to the Young Merger, the LIN Merger, the Related Transactions and the Affiliation Change as if they had occurred on January 1, 2013. Given the completion of the Young Merger on November 12, 2013 and the completion of the LIN Merger on December 19, 2014, and given that we completed the Young Merger as a reverse acquisition, wherein the historical financial statements of Young for the periods prior to November 12, 2013 have become the historical financial statements of Media General, we believe these measures provide useful information with respect to the results of operations (i) in 2014, for each of Old Media General/Media General and LIN, as well as these businesses on a combined basis, and (ii) in 2013, for each of Young/Old Media General, Legacy Media General and LIN, as well as these businesses on a combined basis. However, these measures should not be used in place of GAAP measures of performance such as net income. A reconciliation of these measures to amounts included on the GAAP financial statements is presented below.

	For the year ended December 31, 2014			For the year ended December 31, 2013
	Old Media General/ Media General (1)	LIN (2)	Combined (3)(4)	Young/ Old Media General (5)	Legacy Media General (6)	LIN (7)	Combined (3)(4)	2013/2014 Average (8)
	(Unaudited, in millions)
Adjusted Revenue Reconciliation
Net revenue (as reported)	$675.0	$738.3	$1,413.3	$269.9	$273.6	$652.4	$1,195.9
Adjustments(9)	—	—	(97.8)	—	—	—	(55.7)

Adjusted Revenue	$675.0	$738.3	$1,315.5	$269.9	$273.6	$652.4	$1,140.2	$1,227.9

Adjusted EBITDA Reconciliation
Net income (loss)	56.5	(32.4)	24.1	4.4	(62.1)	156.6	98.9
Interest Expense	45.7	54.3	100.0	12.7	71.7	56.6	141.0
Debt modification and extinguishment	3.5	(0.7)	2.8	4.5	—	—	4.5
Depreciation and amortization	66.6	60.8	127.4	25.8	19.4	69.7	114.9
Taxes	52.5	(4.4)	48.1	12.3	8.5	(125.4)	(104.6)
Gain on sale of stations	(43.0)	—	(43.0)	—	—	—	—
Impairment of goodwill and broadcast licenses	—	60.9	60.9	—	—	—	—
Reversal of Gray liabilities(10)	—	—	—	(1.8)	—	—	(1.8)
Restructuring charge	—	—	—	—	—	3.9	3.9
Contract termination charge	—	—	—	—	—	3.9	3.9
Stock-based compensation charges	1.1	60.8	60.3	—	1.5	9.4	10.9
(Gain) loss on sale of assets	(8.9)	0.4	(8.5)	0.4	0.3	0.7	1.4

	For the year ended December 31, 2014			For the year ended December 31, 2013
	Old Media General/ Media General (1)	LIN (2)	Combined (3)(4)	Young/ Old Media General (5)	Legacy Media General (6)	LIN (7)	Combined (3)(4)	2013/2014 Average (8)
	(Unaudited, in millions)
Loss on equity investments	—	0.1	0.1	—	—	0.1	0.1
Other income (expense), net	(0.1)	0.7	2.2	—	—	2.1	2.1
Net broadcast film rights	—	—	—	(0.1)	—	(2.4)	(2.5)
Merger-related expenses	54.2	30.8	85.0	13.1	16.4	10.8	40.3
Severance, disposition and shutdown	—	—	—	1.8	—	—	1.8
Pension expense reduction	—	—	—	3.8	—	—	3.8
Non-operating non-cash charges (less gains)	—	—	—	12.8	—	—	12.8
Adjusted EBITDA	$228.1	$231.3	$459.4	$89.7	$55.7	$186.0	$331.4	$395.4
Plus: Adjustments, net(9)			(45.1)				(37.9)	(41.5)

Adjusted EBITDA, as further adjusted for the transactions			$414.3				$293.5	$353.9

Unrealized Young Merger Synergies			15.7				30.3
LIN Merger Synergies			70.0				70.0

Adjusted EBITDA, as further adjusted for the transactions with Run-Rate Synergies			$500.0				$393.8	$446.9

(1)	The results for the year ended December 31, 2014 represent the results of Old Media General, as Media General’s predecessor, from January 1, 2014 to December 18, 2014, and the results of Media General, as the combined entity consisting of Old Media General and LIN resulting from the LIN Merger, from the effective date of the LIN Merger of December 19, 2014 to December 31, 2014.

(2)	Represents the results of LIN from January 1, 2014 to December 18, 2014, including the results of Federated Media Publishing, Inc. from the date of its acquisition by LIN on February 3, 2014.

(3)	The year ended December 31, 2014 represents the sum of the results in the preceding columns entitled “Old Media General/Media General” and “LIN”, and the year ended December 31, 2013 represents the sum of the results in the preceding columns entitled “Young/Old Media General”, “Legacy Media General” and “LIN”.

(4)	“Combined” amounts (i) have not been prepared on a pro forma basis in accordance with Regulation S-X under the Securities Act of 1933, as amended (the “Securities Act”), (ii) may not reflect the actual results we would have achieved absent the Young Merger and the LIN Merger and (iii) may not be predictive of future results.

(5)	The results for the year ended December 31, 2013 represent the results of Young from January 1, 2013 to November 11, 2013, and the results of Old Media General, as the combined entity consisting of

Legacy Media General and Young resulting from the Young Merger, from the effective date of the Young Merger of November 12, 2013 to December 31, 2013.

(6)	Represents the results of Legacy Media General from January 1, 2013 to November 11, 2013.

(7)	The results for the year ended December 31, 2013 represent the results of LIN for the year ended December 31, 2013, including the stations acquired from New Vision Television, LLC, the assets acquired from ACME Television, LLC and the operations of HYFN, Inc. and Dedicated Media, Inc. from their respective dates of acquisition. See LIN’s consolidated financial statements which are incorporated by reference in this prospectus supplement for more information about these acquisitions.

(8)	Represents the average of the data in the “Combined” columns for the years ended December 31, 2014 and December 31, 2013 and does not give effect to any adjustments for acquisition accounting or acquisition financing.

(9)	Adjustments reflect the results of (i) the acquisitions of stations by Old Media General and LIN in 2014, plus (ii) the digital properties acquired by LIN in 2014 (and, with respect to the year ended December 31, 2013, the digital properties acquired by LIN in 2013), each to the extent not already reflected in the applicable results of operations of Old Media General or LIN, less the results of (iii) the switch of WISH-TV, Indianapolis, from CBS to CW, (iv) the digital properties disposed of by LIN in 2014, and (v) the stations sold by Old Media General and LIN in 2014, each to the extent reflected in the applicable results of operations of Media General, Old Media General, Legacy Media General, Young or LIN.

(10)	Young had a management agreement with Gray Television, Inc. (“Gray”), the term of which expired on December 31, 2012. In addition to certain management fees, as part of the management agreement, if Young had been sold prior to December 31, 2012, then Gray would have received a portion of the aggregate sales price above a specified threshold. Young was not sold and the liability was reversed as other income on the consolidated statements of operations in the fourth quarter of 2012. In August 2013, Young made a payment of $7.1 million to Gray in accordance with the terms of the management agreement. This was a final payment and satisfied any remaining obligations Young had in relation to that agreement. Media General reversed its remaining accrued liability of $1.8 million as a reduction of corporate and other expenses on the consolidated statements of operations in the third quarter of 2013.

RISK FACTORS

An investment in our Voting Common Stock involves a high degree of risk. You should carefully consider the risk factors described in Part I, Item 1A, “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2014 and our other reports filed from time to time with the SEC, which are incorporated by reference into this prospectus supplement and the accompanying prospectus. Before making any investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus supplement and the accompanying prospectus. The risks and uncertainties described in this prospectus supplement and the documents we incorporate by reference into this prospectus supplement and the accompanying prospectus are not the only ones we face. Additional risks and uncertainties that we are unaware of or that we believe are not material at the time could also materially adversely affect our business, financial condition and business operations. In any case, the value of our securities could decline, and you could lose all or part of your investment. See also the information contained under the heading “Cautionary Note Regarding Forward-Looking Statements” below. In addition, you should carefully consider the risks related to an investment in our common stock included below.

Risks Related to the Ownership of Our Common Stock

Certain institutional investors will continue to own a significant percentage of the voting power of the Company’s outstanding common stock. This may allow such investors, individually or as a group, to exercise influence over the Company.

After the consummation of this offering, entities affiliated with Standard General L.P. (“Standard General”) will control approximately 15.3% and investors affiliated with the Hicks Muse Fund may be deemed to control approximately 8.8% of the voting power of all of the Company’s outstanding common stock (assuming that the underwriters do not exercise their option to purchase additional shares and assuming investors affiliated with Hicks Muse Fund do not acquire shares in this offering). This percentage may be increased to the extent any stockholders convert their Voting Common Stock to Non-voting Common Stock in accordance with the terms of the Company’s Articles of Incorporation. In addition, a representative of each of Standard General and the Hicks Muse Fund is a member of the Company’s Board of Directors. As a result, such investors, individually or in the aggregate, may have influence over the management of the Company. In addition, such substantial share ownership may delay or prevent a change in control of the Company. The interest of these institutional investors may not be consistent with the interests of the Company’s other stockholders.

Provisions of the Company’s Articles of Incorporation and Bylaws and applicable state corporation laws could make a merger, tender offer or proxy contest difficult and could deprive stockholders of the opportunity to obtain a takeover premium for shares of the common stock owned by them.

The Company’s Articles of Incorporation and Bylaws contain provisions that could have the effect of delaying or preventing changes in control or changes in the management of the Company without the consent of the Board of Directors, which could make a merger, tender offer or proxy contest difficult. These provisions include: (i) the ability of the Board of Directors to determine whether to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used, to the extent consistent with its legal duties, to issue a series of stock to persons friendly to management in order to attempt to block an acquisition action by a hostile acquirer or to significantly dilute the ownership of a hostile acquirer, (ii) the requirement that a special meeting of stockholders may be called only by the Board of Directors, the chairman of the Board of Directors or the president, which may delay the ability of stockholders to force consideration of a proposal or to take action and (iii) advance notice procedures with which stockholders must comply in order to nominate candidates to the Board of Directors or to propose matters to be acted upon at a stockholders’

meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect such acquirer’s own slate of directors or otherwise attempting to obtain control of the Company. Under the Virginia Stock Corporation Act (“VSCA”) and the Company’s Articles of Incorporation, stockholders will be prohibited from taking action by written consent unless the consent is unanimous, which makes action by written consent difficult to obtain and forces stockholder action to be taken at an annual or special meeting. These provisions, alone or together, could delay hostile takeovers and changes in control of the Company or changes in its management.

Further, the “affiliated transaction” provisions of Virginia law prohibit, subject to certain exceptions, any person who becomes the beneficial owner of more than 10% of any class of a corporation’s voting securities, without the prior consent of that corporation’s board of directors, from engaging in specified transactions with such corporation for a period of three years following the date upon which the stockholder acquires the requisite number of securities. The types of transactions covered by the law include certain mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, dissolutions, reclassifications and recapitalizations. The Company did not opt out of this law in its Articles of Incorporation.

The Articles of Incorporation contain provisions allowing the Company to restrict the ownership, conversion and proposed ownership of common stock for reasons related to compliance with the FCC’s rules and regulations.

Under the Articles of Incorporation, the Company may restrict the ownership, conversion or proposed ownership of shares of common stock by any person if such ownership, conversion or proposed ownership, either alone or in combination with other actual or proposed ownership of shares of capital stock of any other person, would impose restrictions upon the Company or its subsidiaries under, or cause a violation of, the laws administered or enforced by the FCC, including the Communications Act, which are referred to as “federal communications laws.” The Company may enforce such restrictions if it believes the ownership, conversion or proposed ownership by a stockholder of common stock:

•	would be in violation of any federal communications laws;

•	would (or could reasonably be expected to) materially limit or impair any existing or proposed business activity of the Company or its subsidiaries under the federal communications laws;

•	would materially limit or impair under the federal communications laws the acquisition of an attributable interest in a full-power television station by the Company or any of its subsidiaries for which it has entered into a definitive agreement with a third party;

•	would (or could reasonably be expected to) cause the Company or any of its subsidiaries to be subject to any rule, regulation, order or policy under the federal communications laws having or which reasonably could be expected to have a material effect on the Company or any of its subsidiaries to which the Company or any of its subsidiaries would not be subject but for such ownership, conversion or proposed ownership; or

•	would require prior approval from the FCC and such approval has not been obtained.

The restrictions that the Company may enact include refusing to permit the transfer of shares, suspending rights of share ownership, requiring the conversion of Voting Common Stock to Non-voting Common Stock, and other remedies. These provisions may restrict the ability of investors to acquire, own and/or vote shares of Voting Common Stock.

Sales of the Company’s Voting Common Stock by former equityholders of Young may have an adverse effect on the price of the Company’s Voting Common Stock.

As part of the Young Merger, equityholders of Young received approximately 60.2 million shares of Voting Common Stock of Legacy Media General. In accordance with the terms of a registration rights agreement entered into at the time of the Young Merger, Old Media General filed a registration statement on Form S-3 which registered for resale approximately 58.5 million of its shares of common stock for the benefit of certain of the former Young equityholders. Following the LIN Merger, we adopted the registration statement as our own for the purpose of its continued use after the LIN Merger for the benefit of such former Young equityholders. In addition, in connection with this offering, our officers and directors and certain former Young equityholders that hold shares of our common stock (including the selling shareholder) have agreed to sign lock-up agreements of 60 days (subject to certain exceptions) in connection with this offering of shares. These shares will be freely tradable upon the expiration of the 60-day period. Sales by the former Young equityholders of their shares of Voting Common Stock, or the possibility of such sales, pursuant to an underwritten offering or otherwise, may have an adverse effect on the per share price of the Company’s Voting Common Stock.

The Company does not intend to pay cash dividends on its Voting Common Stock for at least so long as it is restricted from doing so under its debt instruments.

The Company’s ability to pay cash dividends of any material amount is currently limited by its bank credit agreement until its total net leverage ratio is not greater than 5.0:1.0. Similarly the indentures governing the Company’s senior notes issued by its operating subsidiaries limit the magnitude of distributions from the operating subsidiaries to the Company which may limit the Company’s ability to return capital to its stockholders. However, the Company does not expect to pay a dividend on its Voting Common Stock in the near-term.

The Company has the ability to issue preferred stock, which could affect the rights of holders of the Company’s Voting Common Stock.

The Company’s Articles of Incorporation allow the Board of Directors to issue up to 50 million shares of preferred stock and set the terms of such preferred stock. The terms of such preferred stock may adversely affect the dividend and liquidation rights of holders of the Company’s Voting Common Stock.

The public price and trading volume of the Company’s Voting Common Stock may be volatile.

The price and trading volume of the Company’s Voting Common Stock may be volatile and subject to fluctuations. Some of the factors that could cause fluctuation in the stock price or trading volume of the Company’s Voting Common Stock include:

•	general market and economic conditions and market trends, including in the television broadcast industry and the financial markets generally;

•	the political, economic and social situation in the United States;

•	actual or expected variations in operating results;

•	variation in quarterly operating results;

•	inability to meet projections in revenue;

•	announcements by the Company or the Company’s competitors of significant acquisitions, strategic partnerships, joint ventures, capital commitments or other business developments;

•	adoption of new accounting standards affecting the industry in which the Company operates;

•	operations of competitors and the performance of competitors’ common stock;

•	litigation or governmental action involving or affecting the Company or its subsidiaries;

•	changes in financial estimates and recommendations by securities analysts;

•	recruitment or departure of key personnel;

•	purchases or sales of blocks of the Company’s common stock; and

•	operating and stock performance of the companies that investors may consider to be comparable.

There can be no assurance that the price of the Company’s Voting Common Stock will not fluctuate or decline significantly. The stock market in recent years has experienced considerable price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of individual companies and that could adversely affect the price of the Company’s Voting Common Stock, regardless of the Company’s operating performance. Stock price volatility might be worse if the trading volume of shares of the Voting Common Stock is low. Furthermore, stockholders may initiate securities class action lawsuits if the market price of the Company’s Voting Common Stock declines significantly, which may cause the Company to incur substantial costs and could divert the time and attention of the Company’s management.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the information incorporated by reference in this prospectus supplement and the accompanying prospectus contain “forward-looking” statements, as that term is defined by the federal securities laws. Forward-looking statements include, among others, statements related to our liquidity and capital resources, future financial results, pending transactions and contractual obligations, critical accounting estimates and assumptions, the impact of technological advances including consumer acceptance of mobile television and expectations regarding the effects of retransmission fees, network affiliate fees, pension and postretirement plans, capital spending, general advertising levels and political advertising levels, and the effects of changes to FCC regulations and FCC approval of license applications. These statements involve known and unknown risks, uncertainties and other factors, including the factors described under “Risk Factors” in this prospectus supplement and our Annual Report on Form 10-K for the year ended December 31, 2014 incorporated into this prospectus supplement by reference.

Forward-looking statements, including those which use words such as “believe,” “anticipate,” “expect,” “estimate,” “intend,” “project,” “plan,” “may” and similar words, including “outlook”, are made as of the date of this prospectus supplement and are subject to risks and uncertainties that could potentially cause actual results to differ materially from those results expressed in or implied by such statements. You should understand that it is not possible to foresee or identify all risk factors. Consequently, any such list should not be considered a complete statement of all potential risks or uncertainties.

Various important factors could cause actual results to differ materially from our forward looking statements, estimates or projections including, without limitation:

•	the impact of various business combinations and integration efforts,

•	changes in advertising demand,

•	changes to pending accounting standards,

•	changes in consumer preferences for programming and delivery method,

•	changes in relationships with broadcast networks, the performance of pension plan assets,

•	health care cost trends,

•	regulatory rulings including those related to FCC, ERISA and tax law,

•	natural disasters, and

•	the ability to renew retransmission agreements.

You should not place undue reliance on our forward-looking statements. Although forward-looking statements reflect our good faith beliefs at the time made, reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise.

This list of factors is illustrative, but by no means exhaustive. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty. You are advised to consult any further disclosures we make on related subjects in the reports we file with the SEC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

USE OF PROCEEDS

We will not receive any proceeds from the sale of Voting Common Stock by the selling stockholder pursuant to this prospectus supplement and the accompanying prospectus. However, we will pay the expense of registration of all of the shares that are offered pursuant to this prospectus supplement and the accompanying prospectus, including legal and accounting fees. We will not be responsible for any underwriting discounts or commissions associated with the sale of such shares.

DIVIDEND POLICY

Our Voting Common Stock (no par value) is listed on the New York Stock Exchange under the symbol “MEG.” Our Non-voting Common Stock (no par value) is not publicly traded. Both classes of common stock participate equally in dividends to the extent that they are paid. We do not intend to pay cash dividends on our common stock for at least so long as we are restricted from doing so under our debt instruments. Our debt instruments contain limitations on the payment of dividends. In addition, applicable state law may impose requirements that may impede our ability to pay dividends on our common stock.

SELLING STOCKHOLDER

The table below sets forth certain information known to us with respect to the beneficial ownership of the shares of our Voting Common Stock held by the selling stockholder as of the date of this prospectus supplement, the number of shares of Voting Common Stock offered by the selling stockholder in this offering and the number of shares that will be beneficially owned by the selling stockholder following the offering. The number of shares beneficially owned prior to the offering reflects shares of Voting Common Stock received by the named selling stockholder in connection with the Young Merger, which have been registered for resale in the registration statement of which this prospectus supplement forms a part. To the extent we are aware that the named selling stockholder owns other shares of Voting Common Stock, we have disclosed this incremental share ownership in footnotes to the table. The selling stockholder may from time to time acquire additional shares of our Voting Common Stock in the ordinary course of its business.

In the table below, the percentage of shares beneficially owned prior to and after consummation of the offering is based on 130,293,081 shares of our Voting Common Stock and no shares of our Non-voting Common Stock outstanding, each as of March 27, 2015. The percentage of shares beneficially owned after the offering assumes that the option to purchase additional shares of Voting Common Stock granted to the underwriters by the selling stockholder is not exercised in connection with this offering. Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless indicated below, to our knowledge, the entity named in the table has sole voting and sole investment power with respect to all shares beneficially owned by it.

	Shares Beneficially Owned Prior to the Offering				Shares Beneficially Owned After the Offering
Beneficial Owner	Number of Shares of Voting Common Stock	Percent of Voting Common Stock	Percent of Voting Common Stock and Non-voting Common Stock	Number of Shares of Voting Common Stock Offered	Number of Shares of Voting Common Stock	Percent of Voting Common Stock	Percent of Voting Common Stock and Non-voting Common Stock
Standard General Communications LLC(1)	22,948,683	17.6%	17.6%	6,800,000	16,148,683	12.4%	12.4%

(1)	Standard General Communications LLC (“SG Communications”) directly holds and beneficially owns voting and dispositive power with respect to 22,948,683 shares of Voting Common Stock, and Standard General Fund L.P. (the “SG Fund”) directly holds, beneficially owns, and shares voting and dispositive power with respect to 3,749,526 shares of Voting Common Stock. The SG Fund, of which SG Communications is a wholly owned subsidiary, may also be deemed to have beneficial ownership of, and shared voting and dispositive power with respect to, the 22,948,683 shares held directly by SG Communications. Standard General serves as investment manager to each of the SG Fund and SG Communications and, in that capacity, exercises voting and investment control over the shares held by the SG Fund and SG Communications, and Soohyung Kim is a director of the general partner of the general partner of Standard General and the Chief Executive Officer of Standard General and of the SG Fund. By virtue of the foregoing, Standard General and Mr. Kim may be deemed to beneficially own voting and dispositive power over, an aggregate of 20.5% and 15.3% of the Company’s outstanding common stock (both Voting Common Stock and Non-voting Common Stock) before and after completion of the offering, respectively. Mr. Kim has served as a director on the board of Media General (including its predecessor, Old Media General) since November 12, 2013 and, prior to serving on the board of Old Media General, served on the board of directors of Young. The address for SG Communications, the SG Fund and Standard General is c/o Standard General L.P., 767 5th Avenue, 12th Floor, New York, New York 10153.

DESCRIPTION OF OUR CAPITAL STOCK

Authorized Shares of Capital Stock of Media General

Under Media General’s Articles of Incorporation, Media General is authorized to issue an aggregate of 850 million shares of capital stock, divided into classes as follows:

•	400 million shares of Voting Common Stock, no par value per share;

•	400 million shares of Non-voting Common Stock, no par value per share; and

•	50 million shares of preferred stock, no par value per share.

As of March 27, 2015, there were 130,293,081 shares of Media General’s Voting Common Stock outstanding, and no shares of our Non-voting Common Stock or preferred stock were outstanding. The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by reference to our Articles of Incorporation and Bylaws and by the provisions of applicable Virginia law.

Common Stock

The holders of common stock of Media General have and possess all rights pertaining to Media General’s capital stock, subject to the preferences, qualifications, limitations, voting rights and restrictions with respect to any series of Media General’s preferred stock that may be issued with any preference or priority over the common stock. Subject to certain limitations in Media General’s Articles of Incorporation, each share of Voting Common Stock is convertible, at the option of the holder, into one share of Non-voting Common Stock. Additionally, subject to certain limitations in the Articles of Incorporation of Media General, each share of Non-voting Common Stock is convertible, at the option of the holder thereof, into one share of Voting Common Stock.

The holders of common stock of Media General have no preemptive, subscription, redemption or conversion rights (except for the conversion rights described in the paragraph above). There are no sinking-fund provisions applicable to Media General’s common shares. Any common shares sold under this prospectus supplement will be fully paid and non-assessable upon issuance against full payment of the purchase price for such shares.

Media General’s Voting Common Stock is listed on the New York Stock Exchange under the symbol “MEG.”

Shareholder Voting

Except as may be provided for in any amendment to the Articles of Incorporation of Media General establishing a series of preferred stock, the holders of the Voting Common Stock of Media General have the sole power to vote for the election of Directors and for all other purposes. The holders of the shares of Non-voting Common Stock have (i) no voting power nor (ii) the right to participate in any meeting of shareholders, except as may be required by the VSCA. A matter voted on by the shareholders at a shareholder meeting at which a quorum is present is approved if the votes cast in favor of the action exceed the votes cast opposing the action, except if the VSCA requires a higher vote or a vote by class, and except in the election of Directors in which case those nominees receiving the greatest number of votes are elected even though not receiving the majority. In the event that the approval of the holders of Voting Common Stock is required for the approval of an amendment to or restatement of the Articles of Incorporation, the authorization of any plan of merger, share exchange or entity conversion, or the authorization of any disposition of assets or dissolution, such approval shall require a majority of all votes cast, except that the Board of Directors of Media General may require a greater vote.

Dividends and Other Distributions

The shares of Voting Common Stock and shares of Non-voting Common stock rank equally and are identical with respect to the right to receive the payment of cash dividends, the rights to share in the property or business of Media General in the event of its liquidation and the right to share in its assets in the event of dissolution. In the payment of any share dividend or other distribution of shares, the holders of the shares of Voting Common Stock and shares of Non-voting Common Stock will be treated equally, according to the number of such shares they hold, except that, with respect to share dividends, only shares of Voting Common Stock may be issued in respect of the shares of Voting Common Stock and only shares of Non-voting Common Stock may be issued in respect of shares of Non-voting Common Stock.

Takeover Defense

Certain provisions of the Articles of Incorporation and Bylaws of Media General and of the VSCA have anti-takeover effects and could delay, discourage, defer or prevent a tender offer or takeover attempt that a shareholder might consider to be in the shareholder’s best interests, including attempts that might result in a premium over the market price for the shares held by shareholders, and may make removal of the incumbent management and Directors more difficult.

Authorized Shares. The Articles of Incorporation of Media General authorize the issuance of up to 400 million shares of Voting Common Stock and 50 million shares of preferred stock. These additional authorized shares may be used by the Board of Directors of Media General consistent with its legal duties to deter future attempts to gain control of Media General, and may discourage attempts by others to acquire control of Media General without negotiation with its Board of Directors.

The Board of Directors has the sole authority to determine the terms of any one or more series of preferred stock, including voting rights, dividend rates, conversion and redemption rights, and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, the Board of Directors has the power to the extent consistent with its legal duties to issue a series of preferred stock to persons friendly to management in order to attempt to block a tender offer, merger or other transaction by which a third party seeks control of Media General, and thereby assist members of management to retain their positions.

Special Meetings of Shareholders. Under the Articles of Incorporation of Media General, special meetings of shareholders may be called solely by the Board of Directors of Media General, the chairman of the Board of Directors or the President of Media General.

Action by Written Consent. Under the VSCA and the Articles of Incorporation of Media General, shareholders may act by written consent only if the consent is unanimous.

Advanced Notice of Nominations and Proposed Business for Shareholder Meetings. Under the Bylaws of Media General, only the Board of Directors or a shareholder holding Voting Common Stock may nominate candidates for election to the Board of Directors at an annual meeting of shareholders or a special meeting called for the purpose of electing Directors or present business for consideration by the shareholders at an annual meeting.

The Bylaws of Media General require that a shareholder who desires to nominate a candidate for election to the Board of Directors at an annual or special meeting or present business at an annual meeting provide notice to the Secretary of Media General in advance of the meeting. The notice must be in proper form and set forth certain information related to the shareholder giving the notice, the beneficial owner, if any, on whose behalf the nomination or proposal is being made, and the applicable nomination or proposal. In the case of an annual meeting, notice must be received by Media General at its principal executive offices not earlier than the close of business on the 120th and not later than the close of business on the 90th day prior to the first anniversary of the prior year’s annual meeting. However, if the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the 90th day prior to such annual meeting or, if the first public announcement or notice of the annual meeting date is made to shareholders less than 100 days prior to the annual meeting date, the close of business on the 10th day following the day on which such public announcement was made or such notice is mailed, whichever first occurs. In the case of a special meeting called for the purpose of electing Directors, notice must be received by Media General not later than the close of business on the 10th day following the day on which public disclosure of the date of the special meeting was made or notice of the date of the special meeting was mailed, whichever first occurs.

Affiliated Transactions

The VSCA contains provisions governing “affiliated transactions.” Affiliated transactions include mergers and share exchanges with an interested shareholder, as defined below, material dispositions of corporate assets not in the ordinary course of business to an interested shareholder, any dissolution of the corporation proposed by or on behalf of an interested shareholder, or reclassifications, including reverse stock splits, recapitalizations or mergers of a company with its subsidiaries which have the effect of increasing the percentage of voting shares beneficially owned by an interested shareholder by more than 5%. For purposes of the provisions governing affiliated transactions, an “interested shareholder” is defined as any beneficial owner of more than 10% of any class of the voting securities of a Virginia corporation.

Subject to certain exceptions discussed below, the provisions governing affiliated transactions require that, for three years following the date upon which any shareholder becomes an interested shareholder, a Virginia corporation cannot engage in an affiliated transaction with such interested shareholder unless approved by the affirmative vote of the holders of two-thirds of the voting shares of the corporation, other than the shares beneficially owned by the interested shareholder, and by a majority (but not less than two) of the “disinterested Directors.” A disinterested Director means, with respect to a particular interested shareholder, a member of a corporation’s Board of Directors who (i) was a member before the later of January 1, 1988 and the date on which an interested shareholder became an interested shareholder or (ii) was recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the disinterested Directors then on the Board of Directors. At the expiration of the three-year period, these provisions require approval of an affiliated transaction by the affirmative vote of the holders of two-thirds of the voting shares of the corporation, other than those beneficially owned by the interested shareholder.

The principal exceptions to the special voting requirement apply to an affiliated transaction occurring after the three-year period has expired and require either that the affiliated transaction be approved by a majority of the disinterested Directors or that the transaction satisfy certain fair price requirements of the statute. In general, the fair price requirements provide that the shareholders must receive the highest per share price for their shares as was paid by the interested shareholder for his shares or the fair market value of their shares, whichever is higher. They also require that, during the three years preceding the announcement of the proposed affiliated transaction, all required dividends have been paid, such interested shareholder shall not have acquired additional voting shares and no special financial accommodations have been accorded the interested shareholder unless approved by a majority of the disinterested Directors.

None of the foregoing limitations and special voting requirements applies to an affiliated transaction with an interested shareholder whose acquisition of shares making such person an interested shareholder was approved by a majority of the corporation’s disinterested Directors.

These provisions were designed to deter certain takeovers of Virginia corporations. In addition, the statute provides that a corporation may adopt an amendment to its Articles of Incorporation or Bylaws providing that the affiliated transaction provisions shall not apply to the corporation by affirmative vote of a majority of the voting shares other than shares owned by any interested shareholder. Media General has not adopted such an amendment, and the Articles of Incorporation and Bylaws of Media General do not include such an amendment.

Restrictions on Stock Ownership and Transfer

Under the Articles of Incorporation of Media General, Media General may restrict the ownership, conversion or proposed ownership of shares of common stock of Media General by any person if such ownership, conversion or proposed ownership would impose restrictions on Media General or its subsidiaries under, or cause a violation of, the laws administered or enforced by the FCC, including the Communications Act of 1934, as amended, and the rules, regulations, orders and policies of the FCC, which we refer to as “federal communications laws.”

Media General may request information from a person if it believes that such ownership, conversion or proposed ownership by or to such person, which we refer to as “FCC limitations:”

•	would be in violation of any federal communications laws;

•	would (or could reasonably be expected to) materially limit or impair any existing or proposed business activity of Media General or any of its subsidiaries under the federal communications laws;

•	would materially limit or impair under the federal communications laws the acquisition of an attributable interest in a full-power television station or a full-power radio station by Media General or any of its subsidiaries for which it has entered into a definitive agreement with a third party;

•	would (or could reasonably be expected to) cause Media General or any of its subsidiaries to be subject to any rule, regulation, order or policy under the federal communications laws having or which could reasonably be expected to have a material effect on Media General or any of its subsidiaries; or

•	would require prior approval from the FCC and such approval has not been obtained.

If (i) such person does not provide the requested information to Media General, or (ii) Media General concludes that such person’s ownership, conversion or proposed ownership would give rise to any FCC limitations, then Media General may take any of the following actions with respect to such person:

•	refuse to permit the transfer or conversion of shares;

•	suspend the rights of share ownership;

•	require the conversion of any or all shares of Voting Common Stock held by such person into shares of Non-voting Common Stock;

•	require the exchange of any or all shares held by such person for warrants to acquire, at a nominal exercise price, the same number and class of shares of Media General;

•	condition the acquisition (including due to conversion) of such shares by such person on the prior consent of the FCC, to the extent such consent is required;

•	to the extent that the remedies above are not reasonably feasible, redeem any or all such shares of Media General held by such person; and/or

•	exercise any and all appropriate remedies, at law or in equity, in any court of competent jurisdiction, against any such holder or proposed holder, with a view towards obtaining such information or preventing or curing any situation giving rise to a FCC limitation.

To the extent reasonably feasible without materially adversely affecting the ability of Media General to prevent or cure a situation described in clauses (i) or (ii) above, Media General is required to use its good faith efforts to cause any of the remedies listed above to be imposed in a substantially similar manner when imposed on similarly situated persons or shareholders at substantially the same time, and to minimize the impact of the exercise of any such remedy on the interests in Media General of the affected shareholders or other affected persons.

Any refusal of transfer or suspension of rights may remain in effect until the requested information has been received and Media General has determined that such ownership, conversion or proposed ownership will not result in a FCC limitation.

Other Matters

Control Share Acquisitions. The VSCA contains provisions regulating certain “control share acquisitions,” which are transactions that would cause the voting power of any person acquiring beneficial ownership of shares of a public corporation in Virginia to meet or exceed certain threshold percentages (20%, 33 1/3% or 50%) of the total votes entitled to be cast for the election of Directors. Shares acquired in a control share acquisition have no voting rights unless: (i) the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee Director of the corporation, or (ii) the Articles of Incorporation or Bylaws of the corporation provide that the provisions of Virginia law governing control share acquisitions do not apply to the acquisitions of its shares. The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition. These provisions were designed to deter certain takeovers of Virginia public corporations. The Articles of Incorporation of Media General contain a provision that makes these provisions inapplicable to acquisitions of its common stock.

Chief Executive Officer. The Articles of Incorporation of Media General provide that Vincent L. Sadusky will serve as President and Chief Executive Officer and that he cannot be removed from office without cause (as determined under Mr. Sadusky’s Employment Agreement with Media General) during the three year period following the closing of the LIN Merger, which occurred on December 19, 2014, except with the approval of a majority of the Board of Directors of Media General, including the affirmative vote of at least one Director who was designated by LIN (or if there is no such Director, with the approval of at least two-thirds of the Board of Directors).

Limitation on Director’s Liability. The Articles of Incorporation of Media General, to the fullest extent permitted by Virginia law, provide that Media General will indemnify and advance expenses of any Director or officer who is made or threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was a Director or officer of Media General. In addition, no Director or officer of Media General will be liable to Media General or its shareholders for monetary damages with respect to any transaction, occurrence or course of conduct, except to the extent resulting from such person’s having engaged in willful misconduct or knowing violation of the criminal law or any federal or state securities law.

Transfer Agent. The transfer agent for Media General is American Stock Transfer & Trust Co., Corporate Trust Department, 6201 Fifteenth Ave., Brooklyn, New York 11219.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX

CONSIDERATIONS FOR NON-U.S. HOLDERS OF VOTING COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our Voting Common Stock by non-U.S. holders who purchase our Voting Common Stock in this offering. This summary is not tax advice and does not discuss all of the aspects of U.S. federal income and estate taxation that may be relevant to a non-U.S. holder in light of the non-U.S. holder’s particular investment or other circumstances. Accordingly, all prospective non-U.S. holders should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the ownership and disposition of our Voting Common Stock.

This discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect or in existence on the date of this prospectus supplement. Subsequent developments in U.S. federal income or estate tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the U.S. federal income and estate tax consequences of owning and disposing of our Voting Common Stock as set forth in this discussion.

For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our Voting Common Stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States or a former citizen or resident of the United States subject to taxation as an expatriate;

•	a corporation (or other entity treated as a corporation) created or organized in, or under the laws of, the United States or any political subdivision of the United States;

•	a partnership (including any entity or arrangement treated as a partnership);

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust, if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more “United States persons” (within the meaning of the Code) has the authority to control all of the trust’s substantial decisions, or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) owns our Voting Common Stock, the tax treatment of a partner or beneficial owner of such entity may depend upon the status of such owner and the activities of such entity and upon certain determinations made at the partner or beneficial owner level. Partners and beneficial owners in partnerships that own our Voting Common Stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them.

This discussion assumes that shares of our Voting Common Stock are held as capital assets within the meaning of Section 1221 of the Code (generally, investment property). This discussion does not address all of the aspects of U.S. federal income and estate taxation that may be relevant to a non-U.S. holder in light of the non-U.S. holder’s particular investment circumstances or status, nor does it address specific tax considerations that may be relevant to particular non-U.S. holders, such as:

•	financial institutions, insurance companies, tax-exempt organizations, pension plans, brokers, dealers or traders in stocks, securities or currencies, certain U.S. expatriates, controlled foreign corporations or passive foreign investment companies; or

•	a non-U.S. holder holding our Voting Common Stock as part of a conversion, constructive sale, wash sale or other integrated transaction or a hedge, straddle or synthetic security; or

•	a non-U.S. holder that at any time owns, directly, indirectly or constructively, 5% or more of our outstanding common stock.

This summary does not address any U.S. state or local, or non-U.S. or other, tax consequences, or any U.S. federal income or estate tax consequences for beneficial owners of a non-U.S. holder, including stockholders of a controlled foreign corporation or passive foreign investment company that holds our Voting Common Stock.

If you are considering purchasing our Voting Common Stock, you should consult your tax advisor regarding the U.S. federal, state, local and non-U.S. income, estate and other tax consequences to you of owning and disposing of our Voting Common Stock.

Dividends

As discussed above under “Dividend Policy,” we do not intend to pay cash dividends on our common stock for at least so long as we are restricted from doing so under our debt instruments. If we do make distributions of cash or property with respect to our Voting Common Stock, the distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will constitute a return of capital and will reduce a non-U.S. holder’s tax basis in our Voting Common Stock, but not below zero. Any remaining excess will be treated as described below under “Gain on Disposition of Our Voting Common Stock.”

In the event that we do pay dividends, dividends paid to a non-U.S. holder of our Voting Common Stock generally will be subject to U.S. federal withholding tax at a rate of 30%, or a lower rate under an applicable income tax treaty.

To claim the benefit of an applicable income tax treaty, a non-U.S. holder will be required to provide a properly completed and executed U.S. Internal Revenue Service Form W-8BEN or W-8BEN-E (or other applicable form). Special rules apply to partnerships and other pass-through entities, and these certification and disclosure requirements also may apply to beneficial owners of partnerships and other pass-through entities that hold our Voting Common Stock. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the U.S. Internal Revenue Service. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty and the manner of claiming the benefits.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will not be subject to U.S. federal withholding tax if the non-U.S. holder provides a properly completed and executed U.S. Internal Revenue Service Form W-8ECI (or other applicable form), but generally will be taxed on a net-income basis at the regular graduated rates and in the same manner as if such non-U.S. holder were a U.S. person. In addition, a “branch profits tax” may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with its conduct of a trade or business in the United States.

Gain on Disposition or Conversion of Our Voting Common Stock

A non-U.S. holder generally will not be taxed on any gain realized on a disposition of our Voting Common Stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in this case, the gain generally will be taxed on a net-income basis at the regular graduated rates and in the same manner as if such non-U.S. holder were a U.S. person (unless an applicable income tax treaty provides otherwise) and, if the non-U.S. holder is a foreign corporation, the “branch profits tax” described above may also apply;

•	the non-U.S. holder is an individual who is present in the United States at least 183 days in the taxable year of the disposition and meets other requirements (in which case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by U.S.-source capital losses, generally will be subject to a flat 30% U.S. federal income tax, even though the non-U.S. holder is not considered a resident alien under the Code); or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition and the period that the non-U.S. holder held our Voting Common Stock.

Generally, a corporation is a U.S. real property holding corporation if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock of a U.S. real property holding corporation generally will not apply to a non-U.S. holder whose holdings, direct, indirect and constructive, at all times during the applicable period, constituted 5% or less of our common stock, provided that our Voting Common Stock was regularly traded on an established securities market. We believe that we are not currently, and we do not anticipate becoming in the future, a U.S. real property holding corporation. No assurance can be provided that our Voting Common Stock will be regularly traded on an established securities market for purposes of the rules described above.

Under our Articles of Incorporation, shares of Media General Voting Common Stock generally may be converted, at the holder’s option, into shares of Media General Non-voting Common Stock. A non-U.S. holder generally should not recognize gain or loss upon the conversion of such holder’s Media General Voting Common Stock into Media General Non-voting Common Stock.

Federal Estate Tax

Our Voting Common Stock that is owned or treated as owned by an individual who is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death generally will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding

Dividends paid to a non-U.S. holder generally will be subject to U.S. information reporting and may be subject to backup withholding (currently at a rate of 28%). A non-U.S. holder will be exempt from backup withholding if the non-U.S. holder provides a properly completed and executed U.S. Internal Revenue Service Form W-8BEN or W-8BEN-E (or other applicable form) or otherwise establishes an exemption.

The gross proceeds from the disposition of our Voting Common Stock may be subject to U.S. information reporting and backup withholding (currently at a rate of 28%). If a non-U.S. holder sells our Voting Common Stock outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to the non-U.S. holder outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not U.S. backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if a non-U.S. holder sells our Voting Common Stock through a non-U.S. office of a broker that:

•	is a United States person;

•	derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

•	is a controlled foreign corporation for U.S. federal income tax purposes; or

•	is a foreign partnership, if at any time during its tax year:

•	one or more of its partners are United States persons who in the aggregate hold more than 50% of the income or capital interests in the partnership; or

•	the foreign partnership is engaged in a United States trade or business,

unless the broker has documentary evidence in its files that the non-U.S. holder is not a United States person and certain other conditions are met or the non-U.S. holder otherwise establishes an exemption.

If a non-U.S. holder receives a payment of the proceeds of a sale of our Voting Common Stock from or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless the non-U.S. holder provides a properly completed and executed U.S. Internal Revenue Service Form W-8BEN or W-8BEN-E (or other applicable form) certifying that the non-U.S. holder is not a United States person or the non-U.S. holder otherwise establishes an exemption.

Backup withholding is not an additional tax. A non-U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed the non-U.S. holder’s U.S. federal income tax liability, if any, by filing a refund claim with the U.S. Internal Revenue Service.

Additional Withholding Rules

The Foreign Account Tax Compliance Act and related U.S. Treasury guidance (commonly referred to as “FATCA”) impose U.S. federal withholding tax at a rate of 30% on (i) U.S.-source dividends (including dividends on our Voting Common Stock) and (ii) after December 31, 2016, gross proceeds from dispositions of U.S. common stock (including gross proceeds from a disposition of our Voting Common Stock), in each case, paid to certain foreign entities, either as beneficial owners or as intermediaries, unless the foreign entity complies with (x) certain information reporting requirements regarding its U.S. account holders and its U.S. owners and (y) certain withholding obligations regarding certain payments to its account holders and certain other persons. Accordingly, the entity through which a non-U.S. holder holds our Voting Common Stock will affect the determination of whether such FATCA withholding is required. Future United States Treasury regulations or other guidance (including certain intergovernmental agreements) may modify these requirements. Under certain circumstances, a non-U.S. holder may be eligible for refunds of or credits for such taxes. Non-U.S. holders should consult their tax advisors regarding the possible implications of FATCA on their investment in our Voting Common Stock.

YOU SHOULD CONSULT YOUR TAX ADVISOR TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO YOU OF OWNING AND DISPOSING OF OUR VOTING COMMON STOCK.

UNDERWRITING

The selling stockholder is offering the shares of Voting Common Stock described in this prospectus supplement through a number of underwriters. RBC Capital Markets, LLC is acting as the bookrunning manager of the offering. Evercore Group L.L.C. is also acting as a bookrunner. We and the selling stockholder have entered into an underwriting agreement with the underwriters for whom RBC Capital Markets, LLC is acting as representative. Subject to the terms and conditions of the underwriting agreement, the selling stockholder has agreed to sell to the underwriters, and each underwriter has, severally and not jointly, agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of Voting Common Stock listed next to its name in the following table:

Underwriter	Number of Shares
RBC Capital Markets, LLC	5,100,000
Evercore Group L.L.C.	1,700,000

Total	6,800,000

The underwriters are committed to purchase all of the shares of Voting Common Stock offered by the selling stockholder if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the Voting Common Stock directly to the public at the initial public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

The underwriters have an option to buy up to 1,020,000 additional shares of Voting Common Stock from the selling stockholder named herein. The underwriters have 30 days from the date of this prospectus supplement to exercise this option. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of Voting Common Stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the initial public offering price per share of Voting Common Stock less the amount paid by the underwriters to the selling stockholder per share of Voting Common Stock. The underwriting fee is $0.40 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	No Exercise	Full Exercise
Per Share	$0.40	$0.40
Total	$2,720,000	$3,128,000

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commission, will be approximately $0.9 million and will be paid by the Company.

This prospectus supplement and the accompanying prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not, directly or indirectly (i) issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock, (ii) file or cause the filing of any registration statement under the Securities Act with respect to any shares of our common stock or other capital stock or any securities convertible into or exchangeable or exercisable for any shares of our common stock or other capital stock, or (iii) enter into any swap or other agreement, arrangement, hedge or transaction that transfers, directly or indirectly, any of the economic consequences of the ownership of any shares of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for any shares of our common stock or other capital stock (regardless of whether any transaction described in (i) or (iii) above is to be settled by the delivery of shares of our common stock, other capital stock, other securities, in cash or otherwise), or publicly announce the intention to do any of the foregoing, in each case, without the prior written consent of RBC Capital Markets, LLC for a period of 60 days after the date of this prospectus supplement.

Notwithstanding the provisions set forth in the immediately preceding paragraph, we may, without the prior written consent of RBC Capital Markets, LLC:

•	issue shares, and options to purchase shares, of our common stock, stock appreciation rights, restricted stock units and other equity securities pursuant to our stock option, stock purchase and other equity incentive plans, as those plans are in effect on the date of the underwriting agreement;

•	issue shares of our common stock upon the exercise of stock options issued under stock option or other equity incentive plans referred to in the first bullet above, as those plans are in effect on the date of the underwriting agreement, or upon the exercise of warrants or convertible securities outstanding on the date of the underwriting agreement, as those warrants or convertible securities are in effect on the date of the underwriting agreement; and

•	issues shares of our Voting Common Stock in exchange for shares of Non-voting Common Stock or shares of Non-voting Common Stock in exchange shares of Voting Common Stock;

provided, however, that in the case of any securities issued as described in the first two bullet points above, it shall be a condition to the issuance that each recipient that is an executive officer or a director executes and delivers to RBC Capital Markets, LLC, acting on behalf of the underwriters, not later than one business day prior to the date of such issuance, a written agreement, in substantially the form attached to the underwriting agreement and otherwise satisfactory in form and substance to RBC Capital Markets, LLC.

Our directors and executive officers and certain stockholders of the Company (including the selling stockholder) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons, subject to certain exceptions, for a period of 60 days after the date of this prospectus supplement, may not, without the prior written consent of RBC Capital Markets, LLC, directly or indirectly, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of our common stock or preferred stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock, whether now owned or hereafter acquired by such person or with respect to which such person has or hereafter acquires the power of disposition, or (2) enter into any swap or other agreement, arrangement or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequence of ownership of the common stock or other capital stock or any securities convertible into or exercisable or exchangeable for any common stock or other capital stock, whether any transaction described in clause (1) or (2) above is to be settled by delivery of common stock, other capital stock or other securities, in cash or otherwise or publicly announce any intention to do any of the foregoing. Notwithstanding the foregoing, the restrictions contained in this paragraph shall not preclude, limit or otherwise affect (x) the pledge, re-pledge or hypothecation of, or other granting of any other security interest in or encumbrance of any kind with respect to, shares of our common stock by the selling stockholder or any of its affiliates to one or more banks or financial institutions in connection with a margin loan transaction or other loan secured by margin securities, or (y) the rights of any such pledgee bank or financial institution with respect to the transfer, disposal or seizure of, or the taking of any other action relating to, such shares of our common stock; provided that the selling stockholder shall use its commercially reasonable best efforts to avoid any such seizure or foreclosure.

We and the selling stockholder have, severally and not jointly, agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Our Voting Common Stock is listed on the New York Stock Exchange under the symbol “MEG.”

In connection with this offering, the underwriters may purchase and sell shares in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of shares in excess of the number of shares to be purchased by the underwriters in this offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the exercise of the option granted in the underwriting agreement. Transactions to close out the covered syndicate short position involve either purchases of the shares in the open market after the distribution has been completed or the exercise of the option granted in the underwriting agreement. The underwriters may also make “naked” short sales of shares in excess of the underwriters’ option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while this offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives repurchase shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of our shares of Voting Common Stock. They may also cause the price of our shares of Voting Common Stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Sales Outside the United States

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the securities, or the possession, circulation or distribution of this prospectus supplement, the accompanying prospectus or any other material relating to us or the securities in any jurisdiction where action for that purpose is required. Accordingly, the securities may not be offered or sold, directly or indirectly, and none of this prospectus supplement, the accompanying prospectus or any other offering material or advertisements in connection with the securities may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Each of the underwriters may arrange to sell securities offered hereby in certain jurisdictions outside the United States, either directly or through affiliates, where they are permitted to do so.

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a “relevant member state”), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the “relevant implementation date”), an offer of shares of Voting Common Stock described in this prospectus supplement may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the shares of Voting Common Stock that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining prior consent of the underwriters for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares of Voting Common Stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of shares of Voting Common Stock described in this prospectus supplement located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This prospectus and any other material in relation to the shares described herein is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospective Directive (“qualified investors”) that also (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), (ii) who fall within

Article 49(2)(a) to (d) of the Order or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such shares will be engaged in only with, relevant persons. This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

The distribution of this prospectus in the United Kingdom to anyone not falling within the above categories is not permitted and may contravene the Financial Services and Markets Act 2000. No person falling outside those categories should treat this prospectus as constituting a promotion to him, or act on it for any purposes whatever. Recipients of this prospectus are advised that we, the underwriters and any other person that communicates this prospectus are not, as a result solely of communicating this prospectus, acting for or advising them and are not responsible for providing recipients of this prospectus with the protections which would be given to those who are clients of any aforementioned entities that is subject to the Financial Conduct Authority Rules.

Switzerland

This prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations (“CO”), and the shares will not be listed on the SIX Swiss Exchange. Therefore, this prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

Conflicts of Interest

Each of the underwriters or their affiliates have performed, and may in the future perform, commercial banking, investment banking or advisory services for us from time to time for which they have received customary fees and reimbursement of expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. An affiliate of RBC Capital Markets, LLC, the Royal Bank of Canada, is a lender under our credit agreement.

LEGAL MATTERS

Certain legal matters will be passed upon for Media General by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York. Certain legal matters with respect to Virginia law will be passed upon for Media General by Troutman Sanders LLP, Richmond, Virginia. Certain legal matters will be passed upon for the underwriters by Kirkland & Ellis LLP, New York, New York. Certain legal matters will be passed upon for the selling stockholder by Debevoise  & Plimpton LLP.

EXPERTS

The consolidated financial statements of Media General, Inc. and subsidiaries as of and for the years ended December 31, 2014 and 2013 and the retrospective adjustments to the consolidated financial statements for the year ended December 31, 2012, incorporated in this prospectus supplement by reference to Media General, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2014, and the effectiveness of Media General, Inc. and subsidiaries’ internal control over financing reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated by reference herein, which reports (1) express an unqualified opinion on the consolidated financial statements for the years ended December 31, 2014 and 2013, (2) express an unqualified opinion on the retrospective adjustments to adjust the common shares outstanding, reflect earnings per share and segment information in the consolidated financial statements for the year ended December 31, 2012, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting. Such consolidated financial statements have been so incorporated in reliance upon reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Media General, Inc. and its subsidiaries (formerly New Young Broadcasting Holding Co., Inc.) for the year ended December 31, 2012 before the (i) disclosure of the all-stock merger transaction between Legacy Media General and New Young Broadcasting Holding Co., Inc. as discussed in Note 2 thereto, (ii) effects of the adjustments to retrospectively adjust the common shares outstanding and the related common stock disclosure in Note 4 thereto, (iii) inclusion of the earnings per common share information on the consolidated statement of comprehensive income and the related disclosure in Note 11 thereto, and (iv) inclusion of the segment information described under the principles of consolidation subheading of Note 1 thereto (collectively, the “modification adjustments”) (not separately included or incorporated by reference in the Prospectus) have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. The modification adjustments to those financial statements have been audited by Deloitte & Touche LLP, an independent registered public accounting firm. The consolidated financial statements for the year ended December 31, 2012 incorporated in this prospectus supplement by reference to Media General Inc.’s Annual Report on Form 10-K for the year ended December 31, 2014, have been so incorporated in reliance on the reports of (i) PricewaterhouseCoopers LLP solely with respect to those financial statements before the effects of the modification adjustments and (ii) Deloitte & Touche LLP solely with respect to the modification adjustments to those financial statements given on the authority of said firms as experts in auditing and accounting.

The audited historical financial statements of LIN Media LLC and management’s assessment of the effectiveness of internal control over financial reporting incorporated by reference in this prospectus supplement by reference to Exhibit 99.2 of Media General Inc.’s Current Report on Form 8-K filed with the SEC on December 23, 2014 have been so incorporated in reliance on the report, which contains an explanatory paragraph on the effectiveness of internal control over financial reporting due to the exclusion of certain elements of the internal control over financial reporting of the Dedicated Media, Inc. and HYFN, Inc. businesses that LIN Media LLC acquired as of December 31, 2013, of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we have filed at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our filings are available to the public at the SEC’s website at www.sec.gov. In addition, we maintain a website that contains information about us at www.mediageneral.com. The information found on, or otherwise accessible through, our website is not incorporated into, and does not form a part of, this prospectus supplement or any other report or document we file with or furnish to the SEC.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede the previously filed information. We incorporate by reference the documents listed below and any future filings made by us with the SEC (including all such documents we may file with the SEC after the date of this prospectus supplement) pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (File No. 1-35120) (other than any portions of the respective filings that are furnished, pursuant to Item 2.02 or Item 7.01 of Current Reports on Form 8-K (including exhibits related thereto) or other applicable SEC rules, rather than filed) prior to the termination of the offerings under this prospectus supplement:

•	our Annual Report on Form 10-K for the year ended December 31, 2014, filed on March 2, 2015;

•	the portions of our Definitive Proxy Statement for our 2014 Annual Meeting of Stockholders, filed with the SEC on March 13, 2015, which are incorporated by reference in our Annual Report;

•	Exhibits 99.2, 99.3 and 99.4 to our Current Report on Form 8-K filed on December 23, 2014; and

•	our Current Reports on Form 8-K filed on January 26, 2015 and March 4, 2015.

We are also incorporating by reference any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and prior to the date on which all the securities to which this prospectus supplement relates have been sold or the offering under this prospectus supplement is otherwise terminated (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules).

You may request a copy of any or all of the information incorporated by reference in this prospectus supplement (other than an exhibit to the filings unless we have specifically incorporated that exhibit by reference into the filing), at no cost, by writing or telephoning us at the following address:

Media General, Inc.

333 E. Franklin St.

Richmond, Virginia 23219

(804) 887-5000

MEDIA GENERAL, INC.

58,539,217 Shares of Voting Common Stock

The selling stockholders named in the “Selling Stockholders” section of this prospectus may offer for resale under this prospectus, from time to time, up to 58,539,217 shares of our Voting Common Stock. Voting Common Stock is convertible at the option of the holder into Non-voting Common Stock.

The Voting Common Stock may be offered or sold by the selling stockholders at fixed prices, at prevailing market prices at the time of sale or at prices negotiated with purchasers, to or through underwriters, broker-dealers, agents, or through any other means described in this prospectus under “Plan of Distribution.” We will bear all costs, expenses and fees in connection with the registration of the selling stockholders’ Voting Common Stock. The selling stockholders will pay all commissions and discounts, if any, attributable to the sale or disposition of their Voting Common Stock.

Our Voting Common Stock is listed on the New York Stock Exchange under the symbol “MEG.” On January 28, 2014, the closing price of our Voting Common Stock was $17.49. The offering price per share of Voting Common Stock will be determined from time to time by the selling stockholders in connection with, and at the time of, any particular sale.

This prospectus describes the general manner in which Voting Common Stock may be offered and sold by the selling stockholders. We will provide supplements to this prospectus describing the specific manner in which the selling stockholders’ Voting Common Stock may be offered and sold to the extent required by law. We urge you to read carefully this prospectus, any accompanying prospectus supplement, and any documents we incorporate by reference into this prospectus and any accompanying prospectus supplement before you make your investment decision.

The selling stockholders may sell Voting Common Stock to or through underwriters, dealers or agents. The names of any underwriters, dealers or agents involved in the sale of any Voting Common Stock and the specific manner in which Voting Common Stock may be offered will be set forth in the prospectus supplement covering that sale to the extent required by law.

Investing in our Voting Common Stock involves risks. You should carefully consider all of the information set forth in this prospectus, including the risk factors set forth under “Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2012, our quarterly reports on Form 10-Q for the quarters ended March 31, 2013, June 30, 2013 and September 30, 2013 and in our Form 8-K filed on January 29, 2014 (which documents are incorporated by reference herein), as well as the risk factors and other information in any accompanying prospectus supplement and any documents we incorporate by reference into this prospectus and any accompanying prospectus supplement, before deciding to invest in our Voting Common Stock. See “Incorporation By Reference.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 29, 2014.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, which we refer to as the SEC, using the SEC’s “shelf” registration rules. Pursuant to this prospectus, the selling stockholders may, from time to time, sell up to a total of 58,539,217 shares of Voting Common Stock described in this prospectus in one or more offerings.

In this prospectus, all references to “Media General” “we,” “us” and “our” refer to Media General, Inc., a Virginia corporation, and its consolidated subsidiaries.

When one or more selling stockholders sells Voting Common Stock under this prospectus, we will, if necessary and required by law, provide a prospectus supplement that will contain specific information about the terms of that offering. Any prospectus supplement may also add to, update, modify or replace information contained in this prospectus. This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by reference to the actual documents. Copies of some of the documents referred to herein have been filed or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below in the section entitled “Where You Can Find More Information.”

You should not assume that the information in this prospectus, any accompanying prospectus supplement or any documents we incorporate by reference into this prospectus and any prospectus supplement is accurate as of any date other than the date on the front of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

We and the selling stockholders have not authorized anyone to provide any information or make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The selling stockholders are offering to sell, and seeking offers to buy, shares of Voting Common Stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus and the information in the incorporated documents is only accurate as of their respective dates, regardless of the time of delivery of this prospectus or of any sale of the Voting Common Stock.

PROSPECTUS SUMMARY

Media General

Media General, a Virginia corporation, was founded in 1850 as a newspaper company in Richmond, Virginia. Media General is a leading provider, through its subsidiaries, of news, information and entertainment across 31 network-affiliated broadcast television stations and their associated digital media and mobile platforms. Nine of Media General’s stations are affiliated with NBCUniversal Media, LLC, which we refer to as “NBC,” 12 are affiliated with CBS Broadcasting Inc., which we refer to as “CBS,” seven are affiliated with ABC, Inc., which we refer to as “ABC,” one is affiliated with the CW Television Network, which we refer to as the “CW,” one is affiliated with FOX Broadcasting Company, which we refer to as “Fox,” and one is affiliated with MyNetworkTV, which we refer to as “MyTV.” Media General’s stations reach approximately 14% of U.S. TV households across 28 markets. Six of Media General’s stations operate in top 50 markets in the United States.

On November 12, 2013, Media General completed a business combination with New Young Broadcasting Holding Co., Inc. (“Young”). In connection with this transaction, Media General’s previously outstanding shares of Class A Common Stock and Class B Common Stock were reclassified on a share-for-share basis into shares of a newly-created class of Voting Common Stock (with one stockholder receiving shares of a newly-created class of Non-voting Common Stock for a portion of that stockholder’s shares of Class A Common Stock).

In addition, in the transaction, Young’s equityholders received approximately 59.8 million shares of this new class of Voting Common Stock (including 138,816 shares of Voting Common Stock issuable to certain equityholders of Young when such equityholders return to Media General certain documentation required by the merger agreement for the business combination transaction) and 418,643 shares of Non-voting Common Stock.

The merger will be accounted for as a reverse acquisition in accordance with FASB Accounting Standards Codification Topic 805 (ASC 805), Business Combination. For financial reporting purposes, Young will be the acquirer and the continuing reporting entity. Consequently, the reports filed by Media General, the legal acquirer and the continuing public corporation in the transaction, after the date of the transaction will be prepared with Young as the successor entity. Accordingly, prior period financial information presented in the Media General financial statements will reflect the historical activity of Young.

Media General’s Voting Common Stock is traded on the NYSE under the trading symbol “MEG.” Media General’s principal executive office is located at 333 E. Franklin Street, Richmond, VA 23219 (telephone number: (804) 887-5000). We maintain a website at http://www.mediageneral.com. The information on our website is not part of this prospectus.

RISK FACTORS

You should carefully consider the risk factors set forth under “Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2012, our quarterly reports on Form 10-Q for the quarters ended March 31, 2013, June 30, 2013 and September 30, 2013 and our current report on Form 8-K filed on January 29, 2014 (which documents are incorporated by reference herein), as well as the risk factors and other information in any accompanying prospectus supplement and any documents we incorporate by reference into this prospectus and any accompanying prospectus supplement, including all future filings we make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), before deciding to invest in our Voting Common Stock. See “Incorporation By Reference.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated by reference in this prospectus contains forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include the words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. Our forward-looking statements include statements about our business strategy, our industry, our future profitability, our expected capital expenditures (including environmental expenditures) and the impact of such expenditures on our performance, the costs of operating as a public company, and our capital programs. These statements involve known and unknown risks, uncertainties and other factors, including the factors described under “Risk Factors,” that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. Such risks and uncertainties include, among other things:

•	our substantial indebtedness could impair our financial condition and our ability to fulfill our debt obligations;

•	we will require a significant amount of cash to service indebtedness which may not be readily available to us;

•	risks of decreased advertising revenues and potentially adverse effects of emerging technologies;

•	as a television broadcaster, we are highly regulated and continuation of our operations requires that we retain or renew a variety of government approvals;

•	our operating results are dependent in part on the success of programming aired by our television stations, which depends in part upon factors beyond our control;

•	if we are unable to secure or maintain carriage of our television stations’ signals over cable, telecommunication video and/or direct broadcast satellite systems, our television stations may not be able to compete effectively;

•	the Federal Communications Commission is considering possible mechanisms for spectrum reallocation that could affect the spectrum for our stations and adversely impact our ability to compete;

•	our pension and postretirement benefit plans are currently underfunded. A declining stock market and lower interest rates could affect the value of our retirement plan assets and increase our postretirement obligations;

•	we may experience lost advertising, damaged property and increased expense due to natural disasters;

•	impairment of intangible assets is possible, depending on the future operating results and the value of Media General stock;

•	cyber security risks could affect our operating effectiveness;

•	we may be unable to sufficiently reduce operating costs to offset potential revenue declines;

•	our ability to make cash distributions on the common stock;

•	the volatile nature of our business;

•	risks to employee retention resulting from the transaction between Media General and Young;

•	the outcome of any pending or future legal proceedings relating to the transaction;

•	the seasonal and cyclical nature of our business;

•	significant changes in the business environment in which Media General operates, including as a result of consolidation in the television broadcast industry;

•	risks that expected synergies, operational efficiencies and cost savings from the transaction and from the planned refinancing may not be fully realized or realized within the expected time frame; and

•	the effects of future regulatory or legislative actions on Media General.

You should not place undue reliance on our forward-looking statements. Although forward-looking statements reflect our good faith beliefs at the time made, reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise.

This list of factors is illustrative, but by no means exhaustive. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty. You are advised to consult any further disclosures we make on related subjects in the reports we file with the SEC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our Voting Common Stock by the selling stockholders identified in this prospectus, their pledgees, donees, transferees or other successors in interest. The selling stockholders will receive all of the net proceeds from the sale of their shares of our Voting Common Stock, if any. See “Selling Stockholders.”

SELLING STOCKHOLDERS

The registration statement of which this prospectus forms a part has been filed pursuant to registration rights granted to the selling stockholders in connection with our business combination with Young in order to permit the selling stockholders to resell to the public shares of our Voting Common Stock, as well as any Voting Common Stock that we may issue or may be issuable by reason of any stock split, stock dividend or similar transaction involving these shares. Under the terms of the registration rights agreement described below between us and the selling stockholders named herein, we will pay all expenses of the registration of their shares of our Voting Common Stock, including SEC filing fees, except that the selling stockholders will pay all underwriting discounts and selling commissions, if any.

The table below sets forth certain information known to us, based upon written representations from the selling stockholders, with respect to the beneficial ownership of the shares of our Voting Common Stock held by the selling stockholders. Because the selling stockholders may sell, transfer or otherwise dispose of all, some or none of the shares of our Voting Common Stock covered by this prospectus, we cannot determine the number of such shares that will be sold, transferred or otherwise disposed of by the selling stockholders, or the amount or percentage of shares of our Voting Common Stock that will be held by the selling stockholders upon termination of any particular offering. See “Plan of Distribution.” For the purposes of the table below, we assume that the selling stockholders will sell all of their shares of our Voting Common Stock covered by this prospectus. When we refer to the selling stockholders in this prospectus, we mean the individuals and entities listed in the table below, as well as their pledgees, donees, assignees, transferees and successors in interest.

In the table below, the percentage of shares of Voting Common Stock beneficially owned, and the percentage of shares of Voting Common Stock and Non-voting Common Stock beneficially owned, are based on 87,556,843 shares of our Voting Common Stock and 828,885 shares of Non-voting Common Stock outstanding as of November 19, 2013 (including 138,816 shares of Voting Common Stock issuable to certain equityholders of Young when such equityholders return to Media General certain documentation required by the merger agreement for the business combination transaction between Media General and Young). Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless indicated below, to our knowledge, the selling stockholders named in the table have sole voting and sole investment power with respect to all shares of common stock beneficially owned, subject to community property laws where applicable. All holders listed below hold Voting Common Stock unless otherwise stated.

Beneficial Owner	Shares Beneficially Owned Prior to the Offering			Number of Shares of Voting Common Stock Offered	Shares Beneficially Owned After the Offering*
	Number of Shares of Voting Common Stock	Percent of Voting Common Stock	Percent of Voting Common Stock and Non-voting Common Stock		Number	Percent
Deutsche Bank AG New York Branch	730	> 0.01%	> 0.01%	730	—	—
Eaton Vance Floating Rate Income Trust(1)	171,695	0.20%	0.19%	171,695	—	—
Eaton Vance Institutional Senior Loan Fund(2)	941,765	1.08%	1.07%	941,765	—	—
Eaton Vance Limited Duration Income Fund(1)	428,872	0.49%	0.49%	428,872	—	—

Beneficial Owner	Shares Beneficially Owned Prior to the Offering			Number of Shares of Voting Common Stock Offered	Shares Beneficially Owned After the Offering*
	Number of Shares of Voting Common Stock	Percent of Voting Common Stock	Percent of Voting Common Stock and Non-voting Common Stock		Number	Percent
Eaton Vance International (Cayman Islands) Floating-Rate Income Portfolio(3)	92,057	0.11%	0.10%	92,057	—	—
Eaton Vance Short Duration Diversified Income Fund(1)	84,751	0.10%	0.10%	84,751	—	—
Grayson & Co.(4)	1,632,198	1.86%	1.85%	1,632,198	—	—
Senior Debt Portfolio(5)	344,120	0.39%	0.39%	344,120	—	—
NexPoint Credit Strategies Fund(6)	4,938,971	5.64%	5.59%	4,938,971	—	—
Highland Floating Rate Opportunties Fund(7)	3,776,559	4.31%	4.27%	3,776,559	—	—
Merrill Lynch, Pierce, Fenner & Smith, Inc.(8)	544,309	0.62%	0.62%	544,309	—	—
Pioneer Floating Rate Trust(9)	664,861	0.76%	0.75%	664,861	—	—
Oppenheimer Master Loan Fund, LLC(10)	1,523,336	1.74%	1.72%	1,523,336	—	—
Oppenheimer Senior Floating Rate Fund(10)	5,842,744	6.67%	6.61%	5,842,744	—	—
Yorkville CBNA Loan Funding LLC	138,086	0.16%	0.16%	138,086	—	—
The Royal Bank of Scotland, PLC(11)	418,643	0.48%	0.47%	418,643	—	—
Security Income Fund, High Yield Securities	170,964	0.20%	0.19%	170,964	—	—
Standard General Fund, L.P.(12)	3,749,526	4.28%	4.24%	3,749,526	—	—
Standard General Communications LLC(13)	22,948,683	26.21%	25.96%	22,948,683	—	—
Schooner SOF LLC(14)	678,564	0.77%	0.77%	678,564	—	—
Diao Capital Management LLC(15)	96,620	0.01%	0.01%	96,620	—	—
Roystone Capital Master Fund, Ltd.(16)	3,715,187	4.24%	4.20%	3,715,187	—	—
NPB Manager Fund, SPC Segregated Portfolio 100(17)	954,916	1.09%	1.08%	954,916	—	—
Mudrick Distressed Opportunity Fund Global, L.P.(18)	207,495	0.24%	0.23%	207,495	—	—
Blackwell Partners, LLC(19)	55,526	0.06%	0.06%	55,526	—	—
Talamod Master Fund L.P.(20)	36,530	0.04%	0.04%	36,530	—	—
Andalusian Corporate Opportunities Master Fund L.P.(21)	438,370	0.50%	0.50%	438,370	—	—
Ellis Lake Master Fund LP(22)	3,418,557	3.90%	3.87%	3,418,557	—	—
Kingdon Associates(23)	213,973	0.24%	0.24%	141,009	72,964	0.08%
M. Kingdon Offshore Master Fund L.P.(23)	325,115	0.37%	0.37%	213,340	111,775	0.13%
Kingdon Credit Master Fund L.P. (23)	224,863	0.26%	0.25%	146,123	78,740	0.09%
Kingdon Family Partnership, L.P.(23)	36,872	0.04%	0.04%	24,110	12,762	0.01%

*	Assumes that the applicable selling stockholder sells or otherwise distributes all of the Voting Common Stock that is covered by this prospectus to third parties and neither acquires nor disposes of any other shares of Media General’s Voting Common Stock subsequent to the date of this prospectus. Media General cannot predict whether, when or in what amounts any of the selling stockholders will in fact sell any of the sharers registered in this prospectus.

(1)	Pursuant to an investment advisory agreement between the stockholder and Eaton Vance Management (the “Eaton Vance Adviser”), the Eaton Vance Adviser is authorized to vote or dispose of the Voting Common Stock under the supervision of the stockholder’s Board of Trustees. The Eaton Vance Adviser is a wholly owned subsidiary of Eaton Vance Corp., a public company listed on the New York Stock Exchange. The Board of Trustees is comprised of a majority of Trustees who are not “interested persons” as defined in Section 2(a)(19) of the Investment Company Act of 1940 of the stockholder or of the Eaton Vance Adviser and its affiliates. Each of the stockholders is a closed-end investment company registered with the SEC. Common shares of the stockholder are listed on the New York Stock Exchange.

(2)	Pursuant to an investment advisory agreement between the stockholder and the Eaton Vance Adviser, the Eaton Vance Adviser is authorized to vote or dispose of the Voting Common Stock. The Eaton Vance Adviser is a wholly owned subsidiary of Eaton Vance Corp., a public company listed on the New York Stock Exchange. Shareholders of the stockholder have no rights to vote or dispose of the Common Stock.

(3)	Pursuant to an investment advisory agreement between Eaton Vance International (Cayman Islands) Floating-Rate Income Portfolio (formerly Eaton Vance Medallion Floating-Rate Income Portfolio (the “stockholder”) and the Eaton Vance Adviser, the Eaton Vance Adviser is authorized to vote or dispose of the Voting Common Stock. The Eaton Adviser is a wholly owned subsidiary of Eaton Vance Corp., a public company listed on the New York Stock Exchange. Shareholders of the stockholder have no rights to vote or dispose of the Common Stock.

(4)	Grayson & Co. is a partnership whose sole purpose is to act as nominee name for Floating-Rate Portfolio, an open-end investment company registered with the SEC (the “Fund”). The partners of Grayson & Co. have no rights to the assets of the Fund and are not authorized to vote or dispose of the Voting Common Stock. Pursuant to an investment advisory agreement between the Fund and Boston Management and Research (the “BMR Adviser”), the BMR Adviser is authorized to vote or dispose of the Voting Common Stock under the supervision of the Fund’s Board of Trustees. The Board of Trustees is comprised of a majority of Trustees who are not “interested persons” as defined in Section 2(a)(19) of the Investment Company Act of 1940 of the Fund or of the BMR Adviser and its affiliates. As of October 31, 2013, Eaton Vance Floating-Rate Fund owned 85.30% and Eaton Vance Floating-Rate & High Income Fund owned 12.84% of the Fund. These controlling entities are open-end investment companies registered with the SEC whose shares are sold by broker-dealers and other financial intermediaries and are widely held.

(5)	Pursuant to an investment advisory agreement between the stockholder and the BMR Adviser, the BMR Adviser is authorized to vote or dispose of the Voting Common Stock under the supervision of the stockholder’s Board of Trustees. The Board of Trustees is comprised of a majority of Trustees who are not “interested persons” as defined in Section 2(a)(19) of the Investment Company Act of 1940 of the stockholder or of the BMR Adviser and its affiliates. As if October 31, 2013, Eaton Vance Floating-Rate Advantage Fund owned 98.48% of the stockholder. The controlling entity is an open-end investment company registered with the SEC whose shares are sold by broker-dealers and other financial intermediaries and are widely held.

(6)	NexPoint Advisors, L.P., NextPoint Advisors, GP, LLC, which is the general partner, The Dugaboy Investment Trust and James Dondero have the power to dispose of the Voting Common Stock.

(7)	Formerly known as Pyxis Floating Rate Opportunities Fund. Highland Capital Management Fund Advisors, L.P., Strand Advisors XVI, Inc., which is the general partner, James Dondero and Mark Okada have the power to dispose of the Voting Common Stock.

(8)

Merrill Lynch, Pierce, Fenner & Smith, Inc. is a wholly-owned subsidiary of NB Holdings Corporation. NB Holdings Corporation is a wholly-owned subsidiary of Bank of America Corporation, a publicly traded company. Pursuant to resolutions adopted by the selling stockholder, any officer of the selling stockholder holding the title of CEO, Co-CEO, Executive Vice President, or Managing Director shall have the authority on behalf of the selling stockholder to approve, execute, acknowledge, attest, file, deliver and accept any and all documents relating to the business or activities of the selling stockholder which he or she deems in good faith to be necessary or desirable in connection with the conduct of any and all activities in which the Selling Stockholder may be lawfully engaged.

(9)	Pioneer Floating Rate Trust (“PFRT”) is a closed-end management investment company that is listed on the New York Stock Exchange under the symbol “PHD.” Its investment adviser, Pioneer Investment Management, Inc. (“PIM”), has the power to vote or dispose of the shares of Voting Common Stock of PFRT pursuant to the investment management agreement between PIM and PFRT. PIM is wholly owned by Pioneer Investment Management USA Inc., a Delaware corporation (“PIM USA”). PIM USA is wholly owned by Pioneer Global Asset Management S.p.A., an Italian corporation, which is wholly owned by UniCredit S.p.A., a publicly traded Italian corporation.

(10)	Shares are held of record by certain investment funds managed by OppenheimerFunds, Inc. (“OppenheimerFunds”). OppenheimerFunds may be deemed to have voting and investment power over the shares and be beneficial owners of the shares. OppenheimerFunds disclaims any beneficial ownership.

(11)	The 418,643 shares owned by the Royal Bank of Scotland, PLC are shares of Non-voting Common Stock. They are convertible at any time into 418,643 shares of Voting Common Stock.

(12)	Soohyung Kim, Chief Executive Officer of Standard General, L.P., the Investment Manager of Standard General Fund, L.P. has the power to vote or dispose of the shares. Soohyung Kim has served as a director on the board of Media General since the November 12, 2013 and prior to Media General served on the board of New Young Broadcasting Holding Co.

(13)	Soohyung Kim, Chief Executive Officer of Standard General Holdings, L.P., the Managing Member of Standard General Communications LLC has the power to vote or dispose of the shares. Soohyung Kim has served as a director on the board of Media General since the November 12, 2013 and prior to Media General served on the board of New Young Broadcasting Holding Co.

(14)	Schooner SOF LLC is a special purpose investment vehicle consisting of investment assets managed by Diao Capital Management LLC. As of January 1, 2014, Diao Capital Management LLC no longer has any voting, dispositive power, or pecuniary interest in the Votining Common Stock owned by Schooner SOF LLC. Schooner Capital LLC, the Manager of Schooner SOF LLC, has sole voting or dispositive power over the Media General Voting Common Stock owned by Schooner SOF LLC. Schooner Capital LLC is the family investment office manager of the assets of Vincent J. Ryan, Jr. and his family. Mr. Ryan and his family hold direct or indirect interests as beneficiaries via various trusts in Schooner SOF LLC.

(15)	H.C. Charles Diao, the Managing Director of Diao Capital Management LLC, has the power to vote or dispose of the Voting Common Stock owned by Diao Capital Management LLC. Mr. Diao also holds shares of Media General Voting Common Stock through his participation in Media General’s Deferred Stock Units program. In addition, Diao Capital Management LLC is the investment manager of investment assets held by Schooner SOF LLC, except per modification to its investment management agreement, agreed as of January 1, 2014, to cease having voting or dispositive power or any pecuniary interest with respect to the Media General Voting Common Stock owned by Schooner SOF LLC. Mr. Diao has served as a director on the board of Media General since November 12, 2013 and prior thereto, served as a director on the board of New Young Broadcasting Holding Co.

(16)	Roystone Capital Management LP is the investment manager of Roystone Capital Master Fund Ltd. with the power to vote or dispose of the Voting Common Stock and is controlled by Rich Barrera and another entity controlled by him.

(17)	Roystone Capital Management LP is the sub-advisor for NPB Manager Fund SPC — Segregated Portfolio 100, with the power to vote or dispose of the Voting Common Stock and is controlled by Rich Barrera and another entity controlled by him.

(18)	Mudrick GP, LLC is the general partner of Mudrick Distressed Opportunity Fund Global, L.P. Mudrick Capital Management, L.P. has the power to vote or dispose of the Voting Common Stock. Jason Mudrick is the managing member of Mudrick Capital Management, LLC, the general partner of Mudrick Capital Management, L.P.

(19)	Mudrick Captial Management, L.P. is the managing member of Blackwell Partners LLC. Mudrick Capital Management, L.P. has the power to vote or dispose of the Voting Common Stock. Jason Mudrick is the managing member of Mudrick Capital Management, LLC, the general partner of Mudrick Capital Management, L.P.

(20)	Talamod Asset Management, LLC has the sole voting or dispositive power over the Voting Common Stock owned by Talamod Master Fund L.P. and its managing member is Andersen Fisher.

(21)	Andalusian Corporate Opportunities Master Fund L.P.’s general partner is Andalusian Corporate Opportunities GP, LLC. Michael Reeber and Harrison Wreschner are the controlling members of the general partner and have power to vote or dispose of the Voting Common Stock offered by Andalusian Corporate Opportunities Master Fund L.P.

(22)	Ellis Lake GP, LLC, as General Partner to the Ellis Lake Master Fund, LP, and Ellis Lake Capital, LLC, as Investment Advisor to the Ellis Lake Master Fund, LP, have the power to vote or dispose of the Voting Common Stock. Gabriel Nechamkin is the Managing Member of both of Ellis Lake GP, LLC and Ellis Lake Capital, LLC.

(23)	Kingdon Capital Management, L.L.C. (“Kingdon Capital Management”) serves as investment manager to each of Kingdon Associates, M. Kingdon Offshore Master Fund L.P., Kingdon Credit Master Fund L.P. and Kingdon Family Partnership, L.P. In such capacity, Kingdon Capital Management may be deemed to have voting and dispositive power over the Voting Common Stock held for each of these funds. Mark Kingdon is the managing member of Kingdon Capital Management. In addition to the 141,009, 213,340, 146,123 and 24,110 shares of Voting Common Stock held in connection with the Young business combination by each of Kingdon Associates, M. Kingdon Offshore Master Fund L.P., Kingdon Credit Master Fund L.P. and Kingdon Family Partnership, L.P., respectively, each also owns 72,964, 111,775, 78,740 and 12,762 shares of Voting Common Stock, respectively, that are not subject to the registration rights agreement.

Merger Agreement

On June 5, 2013, the Board of Directors of Media General unanimously approved Media General’s entry into a merger agreement with Young providing for a business combination between Media General and Young.

On November 12, 2013, (the “closing date”) Media General and Young completed this business combination. In connection with this transaction, Media General’s previously outstanding shares of Class A Common Stock and Class B Common Stock were reclassified on a share-for-share basis into shares of a newly-created class of Voting Common Stock (with one stockholder receiving shares of a newly-created class of Non-voting Common Stock for a portion of that stockholder’s shares of Class A Common Stock). In addition, in the transaction, Young’s equityholders received approximately 59.8 million shares of this new class of Voting Common Stock (including 138,816 shares of Voting Common Stock issuable to certain equityholders of Young when such equityholders return to Media General certain documentation required by the merger agreement for the business combination transaction between Media General and Young) and 418,643 shares of Non-voting Common Stock.

Standstill and Lock-Up Agreement

In connection with the transaction between Media General and Young, Standard General Fund, L.P. and Standard General Communications, LLC (collectively referred to as “Standard General”), former equity holders of Young, entered into a standstill and lock-up agreement with Media General (the “standstill and lock-up agreement”) that provides, among other things, that Standard General and certain related parties will not acquire, in the aggregate, more than 40% of the outstanding Voting Common Stock of Media General until the termination of the standstill and lock-up agreement. Standard General received Voting Common Stock in the transaction representing approximately 28% of the shares of common stock of Media General.

Pursuant to the terms of the standstill and lock-up agreement, from the closing of the transaction until six months after November 12, 2013, Standard General agreed not to (and agreed to cause certain related persons not to) transfer (or grant any option or right to purchase) any shares of our common stock.

From and after the closing of the transaction, Standard General agreed not to (and agreed to cause certain related persons not to) transfer or grant any option or right to purchase any shares of our common stock if, to Standard General’s knowledge (after inquiry), after giving effect to such transfer, any person or group would beneficially own 15% or more of the outstanding shares of our common stock, except for certain transfers, including (i) after six months after November 12, 2013, transfers to underwriters in connection with a public offering pursuant to the registration rights agreement and certain brokers’ transactions, (ii) tenders into a tender or exchange offer by an unaffiliated third party or in connection with a merger, share exchange or similar transaction, in each case, on the same terms applicable to other holders of our common stock and (iii) certain transfers to Standard General’s affiliates.

Without the prior approval of a majority of the independent directors of Media General, Standard General agreed not to (and to cause certain related persons not to):

•	acquire, agree to acquire, propose or offer to acquire, or facilitate the acquisition or ownership of, any shares of Media General’s common stock or our other securities, if, following such acquisition or other action, Standard General and certain related person would beneficially own, in the aggregate, more than 40% of the outstanding shares of our Voting Common Stock;

•	form, join or in any way participate in a group (as defined in the Exchange Act) with respect to any shares of Media General’s common stock or any other voting securities of Media General;

•	until the date immediately following the 2017 Annual Meeting of the Stockholders of Media General, make, or participate or engage in, any solicitation of proxies to vote or call, or seek to all, a meeting of the Stockholders of Media General or initiate any Stockholder proposal for action by the Stockholders of Media General (provided, that these obligations will not apply in the event that Media General does not comply with certain obligations set forth in its Articles of Incorporation); or

•	publicly disclose any intention or other plan prohibited by, or inconsistent with, the foregoing restrictions or knowingly assist or encourage or enter into any discussions, negotiations, agreements or arrangements with any other persons in connection with the foregoing.

In the event that, by reason of any repurchase by Media General of shares of its common stock or otherwise, Standard General and certain related persons hold more than 40% of the ordinary voting power of all shares of Media General’s common stock, the amount of shares representing more than 40% of such ordinary voting power shall be converted into Non-voting Common Stock.

Media General also agreed to use its reasonable efforts to cause its 2014 Annual Meeting of the Stockholders of Media General to be held as soon as reasonably practicable following the closing of the transaction (but not before April 24, 2014).

The standstill and lock-up agreement will continue in effect until the earliest of (i) the agreement of Standard General and a majority of the independent directors of Media General to terminate the standstill and lock-up agreement; (ii) a change of control of Media General; and (iii) such time as Standard General and certain related persons cease to beneficially own, in the aggregate, at least 5% of the outstanding shares of the common stock of Media General.

Registration Rights Agreement

In connection with the transaction between Media General and Young, Media General, Young and certain Young equityholders entered into an Amended and Restated Registration Rights Agreement, which we refer to as the “registration rights agreement”.

Pursuant to the terms of the registration rights agreement, the former Young equityholders party to such agreement, referred to as the “registration rights parties,” have registration rights with respect to the shares of the Voting Common Stock of Media General issued to them in connection with the transaction. We are required to file this shelf registration statement on Form S-3 covering shares of the Voting Common Stock of Media General that were issued to the registration rights parties in connection with the transaction (and shares of its Voting Common Stock issuable upon conversion of the shares of Non-voting Common Stock that were issued to such registration rights parties in connection with the transaction). The registration rights parties may not, except pursuant to an underwritten demand offering or piggyback offering, sell shares under the shelf registration statement during the six-month period ending six months from November 12, 2013 or at any time on or following the one-year anniversary of the closing date.

In addition, the registration rights parties have the right to demand that Media General register shares of Voting Common Stock for sale in registered underwritten offerings, subject to certain limitations, including a requirement that no such demand request will be effective if given within six months of the completion of another demand offering, and a requirement that the gross proceeds from the sale of shares in any such demand offering be at least $75 million. The registration rights parties will also have piggyback rights to register the shares of Voting Common Stock held by them in registered underwritten offerings of equity securities conducted by Media General.

The registration rights parties may not, except pursuant to an underwritten demand offering, sell or otherwise transfer shares of our common stock without our prior written consent during the six-month period starting from November 12, 2013.

Media General must pay all fees and expenses related to its obligations under the registration rights agreement and the fees of one counsel selected by registration rights parties holding a majority of shares or participating in a demand offering or piggyback offering. In addition, the registration rights agreement provides that Media General will indemnify the registration rights parties whose shares are covered by this prospectus or a prospectus supplement against losses, claims, damages, liabilities, judgments, costs and expenses arising out of any untrue statement or alleged untrue statement of a material fact or omission or alleged omission of a material fact contained in such prospectus or prospectus supplement or other violation of applicable laws that occurred in connection with such registration. Subject to certain caps and restrictions, the registration rights parties whose shares are covered by this prospectus or prospectus supplement will severally indemnify Media General against losses, claims, damages, liabilities, judgments, costs and expenses arising out of any untrue statement or alleged untrue statement of a material fact or omission or alleged omission of a material fact contained in this prospectus or prospectus supplement to the extent that such untrue statement was made in reliance upon information provided by such registration rights parties.

Media General may not grant registration rights to any third party which are inconsistent with the rights granted to the registration rights parties under the registration rights agreement without the consent of the registration rights parties holding a majority of the shares subject to registration under the agreement.

The registration rights agreement will terminate on the first date on which no shares of Voting Common Stock held by the registration rights parties subject to registration remain outstanding. The registration rights agreement may not be amended or modified after the closing date without the prior written consent of Media General and registration rights parties holding at least a majority in number of the shares then outstanding subject to registration. The shares of Voting Common Stock held by the registration rights parties cease to be subject to registration once such shares are (i) registered and sold pursuant to a registration statement, (ii) distributed to the public pursuant to Rule 144 of the Securities Act, (iii) no longer outstanding, (iv) held by Media General or (v) sold in a private transaction without assigning such seller’s rights under the registration rights agreement. In addition, shares held by a registration rights party that is not an affiliate of Media General that represent, collectively with such registration rights party’s affiliates, less than 3% of the total outstanding shares of Media General’s common stock may not be registered under the registration rights agreement following the first demand offering, or, if later, the one-year anniversary of the closing date.

DESCRIPTION OF OUR CAPITAL STOCK

Authorized Shares of Capital Stock of Media General

Under Media General’s Articles of Incorporation, Media General will be authorized to issue shares of capital stock, divided into classes as follows:

•	400 million shares of Voting Common Stock, no par value per share;

•	400 million shares of Non-voting Common Stock, no par value per share; and

•	50 million shares of preferred stock, no par value per share.

As of November 19, 2013, there were 87,556,843 outstanding shares of Voting Common Stock (including 138,816 shares of Voting Common Stock issuable to certain equityholders of Young when such equityholders return to Media General certain documentation required by the merger agreement for the business combination transaction between Media General and Young), 828,885 outstanding shares of Non-voting Common Stock and no outstanding shares of preferred stock. As of November 19, 2013, there were 1,190 record holders of our Voting Common Stock, two record holders of our Non-voting Common Stock and no record holders of our preferred stock. The following description of our capital stock does not purport to be complete and is subject to and qualified by our amended and restated certificate of incorporation and bylaws and by the provisions of applicable Virginia law.

Our Common Stock

The holders of common stock of Media General have and possess all rights pertaining to Media General’s capital stock, subject to the preferences, qualifications, limitations, voting rights and restrictions with respect to any series of Media General’s preferred stock that may be issued with any preference or priority over the common stock. Subject to certain limitations in Media General’s Articles of Incorporation, each share of Voting Common Stock is convertible, at the option of the holder, into one share of Non-voting Common Stock. Additionally, subject to certain limitations in the amended and restated Articles of Incorporation of Media General, each share of Non-voting Common Stock is convertible, at the option of the holder thereof, into one share of Voting Common Stock.

Stockholder Voting

Except as may be provided for in any amendment to the Articles of Incorporation of Media General establishing a series of preferred stock, the holders of the Voting Common Stock of Media General have the sole power to vote for the election of directors and for all other purposes. The holders of the shares of Non-voting Common Stock have (i) no voting power nor (ii) the right to participate in any meeting of stockholders, except as may be required by the Virginia Stock Corporation Act (the “VSCA”). A matter voted on by the stockholders at a stockholder meeting at which a quorum is present is approved if the votes cast in favor of the action exceed the votes cast opposing the action, except if the VSCA requires a higher vote or a vote by class and except in the election of directors, in which case those nominees receiving the greatest number of votes are elected even though not receiving the majority. In the event that the approval of the holders of Voting Common Stock is required for the approval of an amendment to or restatement of the Articles of Incorporation, the authorization of any plan of merger, share exchange or entity conversion, or the authorization of any disposition of assets or dissolution, such approval shall require a majority of all votes cast, except that Board of Directors of Media General may require a greater vote.

Dividends and Other Distributions

The shares of Voting Common Stock and shares of Non-voting Common Stock rank equally and are identical with respect to the right to receive the payment of cash dividends, the rights to share in the property or business of Media General in the event of its liquidation and the right to share in its assets in the event of dissolution. In the payment of any share dividend or other distribution of shares, the holders of the shares of Voting Common Stock and shares of Non-voting Common Stock will be treated equally, according to the number of such shares they hold, except that, with respect to share dividends, only shares of Voting Common Stock may be issued in respect of the shares of Voting Common Stock and only shares of Non-voting Common Stock may be issued in respect of shares of Non-voting Common Stock.

Takeover Defense

Certain provisions of the Articles of Incorporation and By-laws of Media General and of the VSCA have anti-takeover effects and could delay, discourage, defer or prevent a tender offer or takeover attempt that a stockholder might consider to be in the stockholder’s best interests, including attempts that might result in a premium over the market price for the shares held by stockholders, and may make removal of the incumbent management and directors more difficult.

Authorized Shares. The Articles of Incorporation of Media General authorize the issuance of up to 400 million shares of Voting Common Stock and 50 million shares of preferred stock. These additional authorized shares may be used by the Board of Directors consistent with its legal duties to deter future attempts to gain control of Media General, and may discourage attempts by others to acquire control of Media General without negotiation with the Board of Directors.

The Board of Directors has the sole authority to determine the terms of any one or more series of preferred stock, including voting rights, dividend rates, conversion and redemption rights, and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, the Board of Directors has the power to the extent consistent with its legal duties to issue a series of preferred stock to persons friendly to management in order to attempt to block a tender offer, merger or other transaction by which a third party seeks control of Media General, and thereby assist members of management to retain their positions.

Special Meetings of Stockholders. Under the Articles of Incorporation of Media General, special meetings of stockholders may be called solely by the Board of Directors, the chairman of the Board of Directors or the president of Media General.

Action by Written Consent. Under the VSCA and the Articles of Incorporation of Media General, stockholders may act by written consent only if the consent is unanimous.

Advanced Notice of Nominations and Proposed Business for Stockholder Meetings. Under the By-laws of Media General, only the Board of Directors or a stockholder holding Voting Common Stock may nominate candidates for election to the Board of Directors at an annual meeting of stockholders or a special meeting called for the purpose of electing directors or present business for consideration by the stockholders at an annual meeting.

The By-laws of Media General require that a stockholder who desires to nominate a candidate for election to the Board of Directors at an annual or special meeting or present business at an annual meeting to provide notice to the secretary of Media General in advance of the meeting. The notice must be in proper form and set forth various information related to the stockholder giving the notice, the beneficial owner, if any, on whose behalf the nomination or proposal is being made, and the applicable nomination or proposal. In the case of an annual meeting, notice must be received by Media General at its principal executive offices not earlier than the close of business on the 120th and not later than the close of business on the 90th day prior to the first anniversary of the prior year’s annual meeting. However, if the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the 90th day prior to such annual meeting or, if the first public announcement or notice of the annual meeting date is made to stockholders less than 100 days prior to the annual meeting date, the close of business on the 10th day following the day on which such public announcement was made or such notice is mailed, whichever first occurs. In the case of a special meeting called for the purpose of electing directors, notice must be received by Media General not later than the close of business on the 10th day following the day on which public disclosure of the date of the special meeting was made or notice of the date of the special meeting was mailed, whichever first occurs.

Affiliated Transactions

The VSCA contains provisions governing “affiliated transactions.” Affiliated transactions include mergers and share exchanges with an interested stockholder, as defined below, material dispositions of corporate assets not in the ordinary course of business to an interested stockholder, any dissolution of the corporation proposed by or on behalf of an interested stockholder, or reclassifications, including reverse stock splits, recapitalizations or mergers of a company with its subsidiaries which have the effect of increasing the percentage of voting shares beneficially owned by an interested stockholder by more than 5%. For purposes of the provisions governing affiliated transactions, an “interested stockholder” is defined as any beneficial owner of more than 10% of any class of the voting securities of a Virginia corporation.

Subject to certain exceptions discussed below, the provisions governing affiliated transactions require that, for three years following the date upon which any stockholder becomes an interested stockholder, a Virginia corporation cannot engage in an affiliated transaction with such interested stockholder unless approved by the affirmative vote of the holders of two-thirds of the voting shares of the corporation, other than the shares beneficially owned by the interested stockholder, and by a majority (but not less than two) of the “Disinterested Directors.” A disinterested director means, with respect to a particular interested stockholder, a member of a corporation’s Board of Directors who (i) was a member before the later of January 1, 1988 and the date on which an interested stockholder became an interested stockholder or (ii) was recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on the Board of Directors. At the expiration of the three-year period, these provisions require approval of an affiliated transaction by the affirmative vote of the holders of two-thirds of the voting shares of the corporation, other than those beneficially owned by the interested stockholder.

The principal exceptions to the special voting requirement apply to an affiliated transaction occurring after the three-year period has expired and require either that the affiliated transaction be approved by a majority of the Disinterested Directors or that the transaction satisfy certain fair price requirements of the statute. In general, the fair price requirements provide that the stockholders must receive the highest per share price for their shares as was paid by the interested stockholder for his shares or the fair market value of their shares, whichever is higher. They also require that, during the three years preceding the announcement of the proposed affiliated transaction, all required dividends have been paid, such interested stockholder shall not have acquired additional voting shares and no special financial accommodations have been accorded the interested stockholder unless approved by a majority of the Disinterested Directors.

None of the foregoing limitations and special voting requirements applies to an affiliated transaction with an interested stockholder whose acquisition of shares making such person an interested stockholder was approved by a majority of the corporation’s Disinterested Directors.

These provisions were designed to deter certain takeovers of Virginia corporations. In addition, the statute provides that a corporation may adopt an amendment to its Articles of Incorporation or By-laws providing that the affiliated transaction provisions shall not apply to the corporation by affirmative vote of a majority of the voting shares other than shares owned by any interested stockholder. Media General has not adopted such an amendment, and the Articles of Incorporation and By-laws of Media General do not include such an amendment.

Restrictions on Stock Ownership and Transfer

Under the Articles of Incorporation of Media General, we may restrict the ownership, conversion or proposed ownership of shares of common stock of Media General by any person if such ownership, conversion or proposed ownership would impose restrictions on Media General or its subsidiaries under, or cause a violation of, the laws administered or enforced by the FCC, including the Communications Act of 1934, as amended, and the rules, regulations, orders and policies of the FCC, which we refer to as “federal communications laws.”

Media General may request information from a person if it believes that such ownership, conversion or proposed ownership by or to such person, which we refer to as “FCC limitations:”

•	would be in violation of any federal communications laws;

•	would (or could reasonably be expected to) materially limit or impair any existing or proposed business activity of Media General or any of its subsidiaries under the federal communications laws;

•	would materially limit or impair under the federal communications laws the acquisition of an attributable interest in a full-power television station or a full-power radio station by Media General or any of its subsidiaries for which it has entered into a definitive agreement with a third party;

•	would (or could reasonably be expected to) cause Media General or any of its subsidiaries to be subject to any rule, regulation, order or policy under the federal communications laws having or which could reasonably be expected to have a material effect on Media General or any of its subsidiaries; or

•	would require prior approval from the FCC and such approval has not been obtained.

If (i) such person does not provide the requested information to Media General, or (ii) Media General concludes that such person’s ownership, conversion or proposed ownership would give rise to any FCC limitations, then Media General may take any of the following actions with respect to such person:

•	refuse to permit the transfer or conversion of shares;

•	suspend the rights of share ownership;

•	require the conversion of any or all shares of Voting Common Stock held by such person into shares of Non-voting Common Stock;

•	require the exchange of any or all shares held by such person for warrants to acquire, at a nominal exercise price, the same number and class of shares of Media General;

•	condition the acquisition (including due to conversion) of such shares by such person on the prior consent of the FCC, to the extent such consent is required;

•	to the extent that the remedies above are not reasonably feasible, redeem any or all such shares of Media General held by such person; and/or

•	exercise any and all appropriate remedies, at law or in equity, in any court of competent jurisdiction, against any such holder or proposed holder, with a view towards obtaining such information or preventing or curing any situation giving rise to a FCC limitation.

To the extent reasonably feasible without materially adversely affecting the ability of Media General to prevent or cure a situation described in clauses (i) or (ii) above, Media General is required to use its good faith efforts to cause any of the remedies listed above to be imposed in a substantially similar manner when imposed on similarly situated persons or stockholders at substantially the same time, and to minimize the impact of the exercise of any such remedy on the interests in Media General of the affected stockholders or other affected persons.

Any refusal of transfer or suspension of rights may remain in effect until the requested information has been received and Media General has determined that such ownership, conversion or proposed ownership will not result in a FCC limitation.

Other Matters

Control Share Acquisitions. The VSCA contains provisions regulating certain “control share acquisitions,” which are transactions that would cause the voting power of any person acquiring beneficial ownership of shares of a public corporation in Virginia to meet or exceed certain threshold percentages (20%, 33 1/3% or 50%) of the total votes entitled to be cast for the election of directors. Shares acquired in a control share acquisition have no voting rights unless: (i) the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation, or (ii) the Articles of Incorporation or By-laws of the corporation provide that the provisions of Virginia law governing control share acquisitions do not apply to the acquisitions of its shares. The acquiring person may require that a special meeting of the stockholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition. These provisions were designed to deter certain takeovers of Virginia public corporations. Media General has adopted a provision in its Articles of Incorporation making these provisions of the VSCA inapplicable of acquisitions of its common stock. Under the Articles of Incorporation of Media General, Media General may restrict the ownership, conversion or proposed ownership of shares of Media General’s common stock by any person if such ownership, conversion or proposed ownership would impose restrictions on Media General or its subsidiaries, under or cause a violation of, the laws administered or enforced by the FCC, including the Communications Act of 1934, as amended, and the rules, regulations, orders and policies of the FCC.

Board of Directors. The Articles of Incorporation of Media General provide that the Board of Directors will consist of 14 directors until the election of directors at the 2014 Annual Meeting of Stockholders, at which time the number of directors will be reduced to 11. In connection with the 2014 Annual Meeting of Stockholders, the Nominating Committee of the Board of Directors will recommend for election to the Board of Directors five of the former directors of Young (or any replacements designated by the former directors of Young) (the “Young designees”), five of the nine directors of Media General immediately prior to the transaction (including, if they are willing to serve, the current Chairman and Vice-Chairman of the Board of Directors and the Chief Executive Officer of Media General) and one additional person, as determined by the Nominating Committee in its discretion.

Following the election of directors at the 2014 Annual Meeting of Stockholders the number of directors may be fixed from time to time in the By-laws or by resolution adopted by the affirmative vote of a majority of the Board of Directors, but in no event will the number of directors be fewer than three. Prior to the 2017 Annual Meeting, the number of directors constituting the Board of Directors shall continue to be 11 unless such change is approved by a majority of the Young designees serving as directors.

Limitation on Director’s Liability. Media General’s amended and restated Articles of Incorporation provide that it shall indemnify (a) any person who was or is a party to any proceeding, including a proceeding brought by a stockholder in the right of Media General or brought by or on behalf of stockholders of Media General, by reason of the fact that he or she is or was a director or officer of Media General, except for liability resulting from such person having engaged in willful misconduct or a knowing violation of the criminal law, or (b) any director or officer who is or was serving at the request of Media General as a director, trustee, partner or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against any liability incurred by him in connection with such proceeding unless he or she is engaged in willful misconduct or a known violation of criminal law. Media General is also expressly required to pay or reimburse the reasonable expenses, including attorneys’ fees, incurred by any applicant, director or officer who is a party to a proceeding in advance of the final disposition of the proceeding. The advancement and reimbursement obligations of Media General are subject to a written undertaking by the person to reimburse such expenses in the event that it is ultimately determined that the person is not entitled to indemnification due to an ultimate determination that such person’s conduct failed to meet the required standard of conduct.

Transfer Agent. The transfer agent for Media General is American Stock Transfer & Trust Co., Corporate Trust Department, 6201 Fifteenth Ave., Brooklyn, New York 11219.

PLAN OF DISTRIBUTION

General

The selling stockholders may sell the shares of our Voting Common Stock covered by this prospectus using one or more of the following methods:

•	underwriters in a public offering;

•	“at the market offerings” to or through market makers or into an existing market for the securities;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	privately negotiated transactions;

•	short sales (including short sales “against the box”);

•	through the writing or settlement of standardized or over-the-counter options or other hedging or derivative transactions, whether through an options exchange or otherwise;

•	by pledge to secure debts and other obligations;

•	in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

To the extent required by law, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. Any prospectus supplement relating to a particular offering of our Voting Common Stock by the selling stockholders may include the following information to the extent required by law:

•	the terms of the offering;

•	the names of any underwriters or agents;

•	the purchase price of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any initial public offering price; and

•	any discounts or concessions allowed or reallowed or paid to dealers.

The selling stockholders may offer our Voting Common Stock to the public through underwriting syndicates represented by managing underwriters or through underwriters without an underwriting syndicate. If underwriters are used for the sale of our Voting Common Stock, the securities will be acquired by the underwriters for their own account. The underwriters may resell the Voting Common Stock in one or more transactions, including in negotiated transactions at a fixed public offering price or at varying prices determined at the time of sale. In connection with any such underwritten sale of Voting Common Stock, underwriters may receive compensation from the selling stockholders, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell Voting Common Stock to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Such compensation may be in excess of customary discounts, concessions or commissions. Underwriting compensation will not exceed 8% for any offering under this registration statement.

If the selling stockholders use an underwriter or underwriters to effectuate the sale of Voting Common Stock, we and/or they will execute an underwriting agreement with those underwriters at the time of sale of those securities. To the extent required by law, the names of the underwriters will be set forth in the prospectus supplement used by the underwriters to sell those securities. Unless otherwise indicated in the prospectus supplement relating to a particular offering of Voting Common Stock, the obligations of the underwriters to purchase the securities will be subject to customary conditions precedent and the underwriters will be obligated to purchase all of the securities offered if any of the securities are purchased.

In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Broker-dealers may receive discounts, concessions or commissions from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Such compensation may be in excess of customary discounts, concessions or commissions. If dealers are utilized in the sale of securities, the names of the dealers and the terms of the transaction will be set forth in a prospectus supplement, if required.

The selling stockholders may also sell shares of our Voting Common Stock from time to time through agents. We will name any agent involved in the offer or sale of such shares and will list commissions payable to these agents in a prospectus supplement, if required. These agents will be acting on a best efforts basis to solicit purchases for the period of their appointment, unless we state otherwise in any required prospectus supplement.

The selling stockholders may sell shares of our Voting Common Stock directly to purchasers. In this case, they may not engage underwriters or agents in the offer and sale of such shares.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the selling stockholders’ shares of Voting Common Stock or interests therein may be “underwriters” within the meaning of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. We will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act, if applicable. If any entity is deemed an underwriter or any amounts deemed underwriting discounts and commissions, the prospectus supplement will identify the underwriter or agent and describe the compensation received from the selling stockholders.

We are not aware of any plans, arrangements or understandings between any of the selling stockholders and any underwriter, broker-dealer or agent regarding the sale of the shares of our Voting Common Stock by the selling stockholders. We cannot assure you that the selling stockholders will sell any or all of the shares of our Voting Common Stock offered by them pursuant to this prospectus. In addition, we cannot assure you that the selling stockholders will not transfer, devise or gift the shares of our Voting Common Stock by other means not described in this prospectus. Moreover, shares of Voting Common Stock covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the shares owned by them. The pledgees, secured parties or persons to whom the shares have been hypothecated will, upon foreclosure, be deemed to be selling stockholders. The number of a selling stockholder’s shares offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for that selling stockholder’s shares will otherwise remain unchanged. In addition, a selling stockholder may, from time to time, sell the shares short, and, in those instances, this prospectus may be delivered in connection with the short sales and the shares offered under this prospectus may be used to cover short sales.

A selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with that selling stockholder, including, without limitation, in connection with distributions of the shares by those broker-dealers. A selling stockholder may enter into option or other transactions with broker-dealers that involve the delivery of the shares offered hereby to the broker-dealers, who may then resell or otherwise transfer those securities.

A selling stockholder that is an entity may elect to make a pro rata in-kind distribution of the shares of common stock to its members, partners or shareholders. To the extent a distributee is an affiliate of ours (or to the extent otherwise required by law), we may file a prospectus supplement in order to permit the distributees to use the prospectus to resell the Voting Common Stock acquired in the distribution. A selling stockholder that is an individual may make gifts of shares of Voting Common Stock covered hereby. Such donees may use the prospectus to resell the shares or, if required by law, we may file a prospectus supplement naming such donees.

Indemnification

We and the selling stockholders may enter agreements under which underwriters, dealers and agents who participate in the distribution of our Voting Common Stock may be entitled to indemnification by us and/or the selling stockholders against various liabilities, including liabilities under the Securities Act, and to contribution with respect to payments which the underwriters, dealers or agents may be required to make.

Price Stabilization and Short Positions

If underwriters or dealers are used in the sale, until the distribution of the securities is completed, rules of the SEC may limit the ability of any underwriters to bid for and purchase the securities. As an exception to these rules, representatives of any underwriters are permitted to engage in transactions that stabilize the price of the securities. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the securities. If the underwriters create a short position in the securities in connection with the offering (that is, if they sell more securities than are set forth on the cover page of the prospectus supplement) the representatives of the underwriters may reduce that short position by purchasing securities in the open market.

We make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Voting Common Stock. In addition, we make no representation that the representatives of any underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

LEGAL MATTERS

Unless otherwise specified in a prospectus supplement accompanying this prospectus, the validity of the Voting Common Stock offered by this prospectus will be passed upon by Troutman Sanders LLP, Richmond, Virginia. Any underwriters will be advised about legal matters by their own counsel, which will be named in a prospectus supplement to the extent required by law.

EXPERTS

The consolidated financial statements, and the related financial statement schedule of Media General incorporated in this registration statement by reference from Media General’s Annual Report on Form 10-K for the year ended December 31, 2012, and the effectiveness of Media General’s internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The audited historical financial statements of New Young Broadcasting Holding Co., Inc. and Young Broadcasting Inc., incorporated by reference to pages F-1 through F-52 of Media General’s Registration Statement on Form S-4 dated October 2, 2013 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the previously filed information. We incorporate by reference the documents listed below and any future filings made by us with the SEC (including all such documents we may file with the SEC after the date of the initial registration statement and prior to the effectiveness of the registration statement) pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (File No. 1-35120) (other than any portions of the respective filings that are furnished, pursuant to Item 2.02 or Item 7.01 of Current Reports on Form 8-K (including exhibits related thereto) or other applicable SEC rules, rather than filed) prior to the termination of the offerings under this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2012, filed on February 28, 2013;

•	the information specifically incorporated by reference into our Annual Report on Form 10-K for the year ended December 28, 2012 from our Definitive Proxy Statement on Schedule 14A filed March 13, 2013;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2013 filed on May 10, 2013, August 9, 2013 and November 6, 2013, respectively;

•	the financial statements of Young included as pages F-39 through F-52 of the Registration Statement on Form S-4, as amended, filed with the SEC on October 2, 2013;

•	our Current Reports on Form 8-K filed on April 29, 2013, June 6, 2013, June 10, 2013, July 24, 2013, August 5, 2013, November 13, 2013 and January 29, 2014; and

•	our Registration Statement on Form 8-A, dated August 7, 2001.

We are also incorporating by reference any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, (i) after the date of the filing of the registration statement of which this prospectus forms a part and prior to its effectiveness and (ii) on or after the date of this prospectus and prior to the date on which all the securities to which this prospectus relate have been sold or the offering under this prospectus is otherwise terminated (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules).

You may request a copy of any or all of the information incorporated by reference into this prospectus (other than an exhibit to the filings unless we have specifically incorporated that exhibit by reference into the filing), at no cost, by writing or telephoning us at the following address:

Media General, Inc.

333 E. Franklin Street

Richmond, Virginia 23219

(804) 887-5000

You should rely only on the information contained or incorporated by reference into this prospectus or in any prospectus supplement. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell, or soliciting an offer to buy, securities in any jurisdiction where the offer and sale is not permitted.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus is part of a registration statement we have filed with the SEC. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits. You may refer to the registration statement and the exhibits for more information about us and our shares of common stock. The registration statement and the exhibits are available at the SEC’s Public Reference Room or through its website.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy any materials we file with the SEC at its Public Reference Room at 100 F Street N.E., Washington DC, 20549. You can obtain information about the operations of the SEC Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov. Our shares of common stock are listed on the New York Stock Exchange (NYSE: MEG), and you can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. General information about us, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, is available free of charge through our website at http://www.mediageneral.com as soon as reasonably practicable after we electronically file them with, or furnish them to, the SEC. Information on our website is not incorporated into this prospectus or our other securities filings and is not a part of these filings.

MEDIA GENERAL, INC.

6,800,000 Shares

Voting Common Stock

PROSPECTUS SUPPLEMENT

RBC CAPITAL MARKETS	EVERCORE ISI

March 31, 2015